UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment #1

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[  ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

[  ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ………………………………

NioGold Mining Corp.

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

24549 53rd Avenue, Langley, British Columbia V2Z 1H6

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.  common shares: 55,840,967  preferred shares: nil

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ___No   xxx

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___ No xxx

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer   Accelerated filer   Non-accelerated filer xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx   Item 18 ___

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes    No    N/A xxx

Index to Exhibits on Page 74

NioGold Mining Corp.

FORM 20-F REGISTRATION STATEMENT

AMENDMENT #1

INTRODUCTION

NioGold Mining Corp. (“NioGold” or the “Company”) was incorporated as “Penn-Gold Resources Inc.” on March 30, 1988 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on April 7, 1998, the Company changed its name from Penn-Gold Resources Inc. to Moreno Ventures Inc. and on September 25, 2003 to NioGold Mining Corp.

BUSINESS OF NIOGOLD MINING CORP.

NioGold Mining Corp. is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on NioGold’s properties.  NioGold does not have any commercially producing mines or sites, nor is NioGold in the process of developing any commercial mines or sites.  NioGold has not reported any revenue from operations since incorporation.  As such, NioGold is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of 5/1/2007 the names of the Directors of NioGold.

Table No. 1

Directors

______________________________________________________________________________

Name	Age	Date First Elected of Appointed

Michael Iverson (1)(2)	54	January 28, 1998
Jacques Brunelle (1)(3)	46	June 1, 2003
Rock Lefrancois (4)	45	February 28, 2006
Arden Morrow (1)(5)	61	May 9, 2006
Jean Lafleur (6)	52	February 28, 2006
Michele N. Marrandino	50	February 6, 2007

(1)

Member of Audit Committee.

(2)

24549 53rd Avenue, Langley, BC V2Z 1H6, Canada

(3)

100 Marchand, Val d’Or, Quebec Jp9 2S5, Canada

(4)

482 Saint-Jean, Lonqueuil, Quebec J4H 4C7, Canada

(5)

946 Country Club Parkway, Castle Rock, 80108, USA

(6)

1120 Place d’Aiquillon, Laval, Quebec H7E 3V1, Canada

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 5/1/2007, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

Name and Position	Age	Date of First Appointment

Michael Iverson, President and CEO	54	February 28, 2006
Rock Lefrancois, Secretary and V.P. Exploration	45	February 28, 2006

______________________________________________________________________________

Mr. Iverson’s business functions, as President and CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Mr. Lefrancois’s functions as Corporate Secretary include assisting the President/CEO and insuring the Company’s compliance with all statutory and regulatory requirements; maintenance of corporate records and recording minutes of meetings. His duties as Vice President, Exploration includes over-seeing all exploration work on the properties in which the Company has an interest.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

Anfield Sujir Kennedy and Durno

1600 – 609 Granville Street

Vancouver, B.C. V7Y 1C3 Canada

Contact: Toby Lim

Telephone: 604-669-1322

 Facsimile: 604-669-3877

The Company’s Bank is:

Coast Capital Savings

20550 Fraser Highway

Langley, B.C. V3A 4G2

CANADA

Contact: Shelley Boersma

Telephone: 604-517-7224

Facsimile: 604-517-7225

1.C Auditors

The Company’s auditor is:

Robert W.R. Bishop, Chartered Accountant

13308 Crescent Road

South Surrey, B.C. CANADA V4P 1K4

Telephone: 604-538-1288

Facsimile: 604-538-1248

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2006, 2005 and 2004 ended August 31st was derived from the financial statements of the Company that have been audited by Robert W.R. Bishop, independent Chartered Accountant. The selected financial data of the Company for Fiscal 2003 and 2002 ended August 31st was derived from the financial statements of the Company that were audited by Robert W.R. Bishop, independent Chartered Accountant; these financial statements are not included herein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	Year Ended 8/31/06	Year Ended 8/31/05	Year Ended 8/31/04	Year Ended 8/31/03 (1)	Year Ended 8/31/02
CANADIAN GAAP

Revenue	Nil	Nil	Nil	Nil	Nil
Income (Loss) for the Period	($ 834 )	($752)	($357)	($205)	($181)
Basic Income (Loss) Per Share	($0.04)	($0.06)	($0.043)	($0.043)	($0.251)
Dividends Per Share	Nil	Nil	Nil	Nil	Nil
Weighted. Average Shares (000)	23,166	12,154	8,288	4,714	722
Period-end Shares (000)	32,885	15,897	8,969	6,426	6,396

Working Capital ($000)	$2,211	$575	$71	$152	($207)
Mineral Properties	$3,741	$2,070	$1,065	$569	$200
Long-Term Debt	Nil	Nil	Nil	Nil	Nil
Capital Stock	$13,923	$11,019	$9,154	$8,176	$7,370
Shareholders’ Equity (Deficit)	$6,000	$2,682	$1,215	$749	($6,829)
Total Assets	$6,310	$2,747	$1,384	$878	$272

US GAAP
Net Loss	($2,505)	($1,757)	($853)	N/A	N/A
Loss Per Share	($0.11)	($0.14)	($0.10)	N/A	N/A
Mineral Properties	Nil	Nil	N/A	N/A	N/A
Shareholders’ Equity	$2,272	$612	N/A	N/A	N/A
Total Assets	$2,583	$677	N/A	N/A	N/A

(1) On September 25, 2002, the Company’s issued and outstanding share capital was consolidated on the basis of one post-consolidation common share for every 2.5 pre-consolidation common shares and its authorized capital was then increased to 100,000,000 common shares. The effect of the share consolidation was to reduce the number of issued and outstanding common shares from 6,396,348 to 2,558,539 and the number of escrow shares from 43,269 to 17,307.

Table No. 3a

Selected Financial Data

(CDN$ in 000, except per share data)

	Six months ended 02/28/2007	Six months ended 02/28/2006
CANADIAN GAAP

Revenue	Nil	Nil
Income (Loss) for the Period	($510)	($488)
Basic Income (Loss) Per Share	($0.02)	($0.03)
Dividends Per Share	Nil	Nil
Weighted. Average Shares (000)	33,320,000	17,030,000
Period-end Shares (000)	55,840,967	19,645,123

Working Capital ($000)	$1,468	$286
Mineral Properties	$4,824	$2,750
Long-Term Debt	Nil	Nil
Capital Stock	$14,653	$11,990
Shareholders’ Equity (Deficit)	$6,336	$3,073
Total Assets	$6,539	$3,108

US GAAP
Net Loss	N/A	N/A
Loss Per Share	N/A	N/A
Mineral Properties	N/A	N/A
Shareholders’ Equity	N/A	N/A
Total Assets	N/A	N/A

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of five most recent fiscal years ended August 31st and for the two most recent six-month interim periods. The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed.  The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

April 2007		1.16	1.11	1.11
March 2007		1.18	1.15	1.15
February 2007		1.19	1.16	1.17
January 2007		1.18	1.16	1.18
December 2006		1.17	1.14	1.17
November 2006		1.15	1.12	1.14

Six Months Ended 02/28/2007	1.15	1.19	1.11	1.17
Six Months Ended 02/28/2006	1.16	1.20	1.14	1.14

Fiscal Year Ended 8/31/2006	1.14	1.20	1.10	1.11
Fiscal Year Ended 8/31/2005	1.22	1.31	1.18	1.19
Fiscal Year Ended 8/31/2004	1.33	1.40	1.27	1.32
Fiscal Year Ended 8/31/2003	1.48	1.59	1.33	1.56
Fiscal Year Ended 8/31/2002	1.57	1.61	1.51	1.56

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 4/30/2006.

Table No. 5

Capitalization and Indebtedness

As of February 28, 2007

______________________________________________________________________________

Total shares issued and outstanding (Common)	55,840,967
Total Shares Authorized (Common)	Unlimited
Total shares issued and outstanding (Preferred)	Nil
Total Shares Authorized (Preferred)	Unlimited

Stock Options Outstanding	4,817,300
Warrants Outstanding	17,338,072

Preference Shares Outstanding	Nil
Capital Leases:	Nil
Guaranteed Debt:	Nil
Secured Debt:

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

NioGold Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s Ability to Continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

NioGold Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. The Chances of NioGold Ever Reaching the Development Stage Are Remote.

The expenditures to be made by NioGold in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in NioGold having to cease operations. Management feels that if exploration efforts were unsuccessful for a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the company.

NioGold Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which NioGold has an interest or the concessions in which NioGold has the right to earn an interest are in the exploratory stage only and are without a known body of ore.  If NioGold does not ultimately find a body of ore, it would have to cease operations. As stated above, management believes that if reserves were not defined on any of the properties on which NioGold has an interest after a period of ten years, the Company would cease operations. If that were the case, investors would lose their entire investment in the Company.

NioGold Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The sale of securities to the public results in dilution to existing shareholders:

None of NioGold ’s properties have advanced to the commercial production stage and NioGold has no history of earnings or positive cash flow from operations. NioGold does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to NioGold has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

NioGold currently has 4,817,300 share purchase options outstanding and 17,338,072 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 55,840,967 (as of April 30, 200 7 ) to 77,996,339.  This represents an increase of 39.7 % in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect NioGold’s Stockholders

Because the success of NioGold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 4,817,300 share purchase options outstanding, which, if exercised, would result in an additional 4,817,30 0 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “NioGold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of NioGold and Shareholders Could Find It Difficult to Sell Their Stock:

NioGold’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  NioGold’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

NioGold is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploring mineral properties, the nature of NioGold’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  NioGold’s growth will depend, on the efforts of its Senior Management, particularly its President, Michael Iverson; its Corporate Secretary and Vice President of Exploration, Rock Lefrancois and its Board of Directors that includes these individuals and Jacques Brunelle, Arden Morrow and Jean Lafleur. NioGold does not carry key-man insurance on any individuals. Michael Iverson is under contract to NioGold.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against NioGold.  NioGold is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer ”, NioGold is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

NioGold ’s executive office is:

24549 53rd Avenue

Langley, British Columbia, Canada V2Z 1H6

Telephone: (604) 856-9887

Facsimile: (604) 856-9479

Website: www.NioGold.com

Email: miverson@NioGold .com

NioGold’s mailing address is:

1020 – 3 rd Avenue E a st

PO Box 283

Val d’Or, Quebec, CANADA J9P 4P 3

The contact person is: Mr. Michael Iverson, President.

NioGold’s fiscal year ends August 31st.

NioGold’s common shares trade on the TSX Venture Exchange under the symbol: “NOX”.

The authorized capital of NioGold consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

As of August 31, 2006 there were 32,885,123 common shares issued and outstanding. As of August 31, 2006 there were no preferred shares issued and outstanding. According to the Company’s transfer agent, Pacific Corporate Trust Company, on April 30, 2007 there were 55,840,967 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

NioGold Mining Corp. (“NioGold or the “Company””) was incorporated as “Penn-Gold Resources Inc.” on March 30, 1988 under the British Columbia Company Act.

The name was changed to Moreno Ventures inc. on April 7, 1998 , and to NioGold Mining Corp. on September 25, 2003. NioGold is engaged in the exploration of mineral properties in the province of Quebec, Canada.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

__ ___________________________________________________________________________

__ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2002	Private Placement (1)	2,000,000	$100,000
	Debt Settlement (2)	3,150,000	$315,000

Fiscal 2003	Debt Settlement (3)	2,266,667	$255,000
	Private Placement (4)	901,140	$315,400
	F or mineral properties (5)	700,000	$245,000

Fiscal 2004	Private Placement (6)	1,681,697	$588,594
	Private Placement (7)	285,600	$200,000
	F or mineral properties (8)	125,000	$50,000
	For mineral properties (9)	450,000	$157,500

Fiscal 2005	F or mineral properties (9)	450,000	$157,500
	Prospectus financing (10)	3,400,000	$1,360,000
	F or mineral propert ies (11)	200,000	$50,000
	Private Placement (12)	2,678,480	$670,000
	F or mineral propert ies (13)	200,000	$34,000

Fiscal 2006	For mineral properties (14)	50,000	$20,000
	For mineral properties (15)	150,000	$36,000
	Prospectus Financing (16)	2,248,000	$562,000
	Private Placement (17)	800,000	$200,000
	For mineral properties (18)	500,000	$155,000
	For mineral properties (19)	200,000	$56,000
	Private Placement (20)	12,140,000	$2,887,200
	For mineral properties (21)	200,000	$50,000
	Exercise of share purchase warrants (22)	700,000	$210,000

Fiscal 2007	Private Placement (23)	1,000,000	$250,000
to date	Private Placements (24)	20,812,744	$7,151,160.50
	For mineral properties (25)	200,000	$74,000
	Exercise of share purchase options	170,000	$51,200
	Exercise of share purchase warrants (26)	773,100	$267,555

(1)

This private placement was offered to residents of Canada and consisted of the sale of 2,000,000 units at a price of $0.05 per unit. Each unit consisted of one pre-consolidation common share and one half of one non-transferable pre-consolidation common share purchase warrant. Each whole warrant entitled the holder to purchase one additional pre-consolidation common share at a price of $0.20 until July 24, 2003.

(2)

On July 24, 2002, the Company issued 3,150,000 pre-consolidation common shares at a price of $0.10 each in settlement of loans payable of $106,108 and accounts payable of $208,892. These amounts were due to sixteen creditors ..

(3)

On October 24, 2002, the Company issued 2,266,667 post-consolidation common shares at a deemed price of $0.1125 per share in settlement of loans payable of $85,892 and accounts payable of $169,108. These amounts were due to: fourteen creditors ..

(4)

This private placement, offered to residents of Canada, consisted of the sale of 901,140 units at a price of $0.35 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each common share purchase warrant allowed the holder to purchase one additional common share at a price of $0.50 until July 10, 2004, or at a price of $0.60 thereafter until July 10, 2005.

(5)

These shares were issued in payment for the Montviel Carbonatite and the Goeland-Waswanipi Project located in Quebec.

(6)

This private placement, offered to residents of Canada, consisted of the sale of 1,691,697 units at a price of $0.35 per unit. Each unit consisted of one common share and one non-transferable common share purchase warrant. Each common share purchase warrant allowed the holder to purchase one additional common share at a price of $0.50 until October 15, 2004, or at a price of $0.65 thereafter until October 15, 2005.

(7)

This private placement, offered to residents of Canada, consisted of the sale of 200 units at a price of $1000 per unit. Each unit consisted of 1,142 flow-through common shares and 286 regular common shares for a total of 285,600 common shares.

(8)

100,000 of these shares were issued in payment for the 38 mineral claims located in the Blndeau and Guillet Townships in Quebec and 25,000 of these shares were issued in partial payment for the mineral claims located in the Lacroix Township in Quebec.

(9)

These shares were issued in payment for the Montviel Carbonatite and the Goeland-Waswanipi Project located in Quebec.

(10)

On December 31, 2004, the Company closed a prospectus financing, to Canadian residents, in the Province of Quebec, with a total of 1,360 units sold, consisting of 3,060,000 flow-through common shares and 340,000 ordinary common shares, for gross proceeds of $1,360,000. The company incurred legal and accounting costs of $71,100 in connection with the preparation and filing of the prospectus.

(11)

These shares were issued in payment for the Camflo West Property located in Quebec.

(12)

On May 13, 2005, the Company completed a private placement to residents of Canada, which consisted of the sale of 2,678,480 units at a price of $0.25 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant which entitled the holder to purchase one additional common share at a price of $0.30 until May 13, 2006.

(13)

These shares were issued in payment for the Camflo West Property located in Quebec.

(14)

These shares were issued in payment for the property located in Quebec in the Blondeau and Guillet Townships.

(15)

These shares were issued in payment for the Camflo West Property.

(16)

On December 30, 2005, the Company closed an equity financing, offered to residents of Canada, in the Province of Quebec, with a total of 562 units sold, consisting of 1,798,400 flow-through common shares and 449,600 common shares, for gross proceeds of $562,000. NioGold paid cash commissions of $56,200 and issued an aggregate of 224,800 broker’s warrant to the agents. Each broker warrant allows the agent to purchase one additional common share for $0.25 until December 30, 2007. The agents for this financing were Canadian stockbrokerage firms, Union Securities Inc. and Jones Gable.

(17)

This private placement, was offered to residents of Canada and consisted of the sale of 800,000 flow-through shares to residents of Canada.

(18)

These shares were issued for payment of the Marban, First Canadian, Norlartic and Gold Hawk Properties located in the Malartic Township in Quebec.

(19)

These shares were issued for payment of the Marban, First Canadian, Norlartic and Gold Hawk Properties located in the Malartic Township in Quebec.

(20)

On April 20, 2006, NioGold completed a private placement to residents of Canada of 12 million units for gross proceeds of $3 million. Each unit was comprised on one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share of NioGold at a price of $0.35 per share until April 20, 2007. The Agent was paid a 7% cash commission and a corporate finance fee of 140,000 units. Each unit consisted of one share and one share purchase warrant which entitles the agent to purchase one additional share at a price of $0.35 until April 20, 2007. The Agent was also granted non-transferable warrants entitling it to purchase 840,000 common shares at a price of $0.30 until April 20, 2007. The Agent was Canaccord Capital, a Canadian stockbrokerage firm.

(21)

These shares were issued for payment of the Camflo West Property located in the Malartic and Fourniere Townships in Quebec.

(22)

These share purchase warrants were pursuant to the private placement described in (12) above.

(23)

This private placement, offered to residents of Canada, consisted of 1,000,000 flow-through units at a price of $0.25 per unit. Each unit consisted of one flow-through share and one-half of one non-flow through share purchase warrant. Each whole warrant allows the holder to purchase one addition share at a price of $0.35 until January 3, 2008.

(24)

This private placement, offered to residents of Canada, consisted of the sale of 19,809,524 units. 6,666,667 of these units consisted of one flow-through share and one half of one whole warrant. Each of these units sold at a price of $0.45. 13,142,857 of these units consisted of one common share and one half of one whole warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $0.70 until October 25, 2008. The Agents for this private placement received a commission equal to 7% of the gross proceeds of the brokered offering, paid in a combination of $124,572 cash and 1,004,030 ordinary units at a deemed price of $0.35 per unit. The agents were further granted 1,752,300 compensation options each entitling the holder to purchase a common share at $0.45 until October 25, 2008.

(25)

These shares were issued for the Camflo West and Malartic Hygrade Properties.

(26)

These share purchase warrants were related to the private placement financing described in (23) above.

Capital Expenditures

Fiscal Year

Fiscal 2002	Nil
Fiscal 2003	$157,240 (1)
Fiscal 2004	$298,001 (2)
Fiscal 2005	$822,405 (3)
Fiscal 2006	$1,599,982 (4)

(1)

Of these expenses, $4,030 was spent on mining equipment; $29,000 was spent on a vehicle and the balance was spent on the Montviel Township and Goeland-Waswanipi Region Property, the Le Tac Township Property and the Blondeau and Guillet Townships Property.

(2)

Of these expenses, $9,687 was spent on computer equipment, office equipment and office furniture. The balance was spent on the Montviel Township and Goeland-Waswanipi Region Property, the Blondeau and Guillet Townships Property, the Lacroix Township Property and the Le Tac Township Property.

(3)

Of these expenses, $21,138 was spent on Computer equipment, mining equipment and office furniture and equipment. The balance was spent on the Blondeau and Guillet Townships Property, the Boyvinet Township Property, the Camflo West Property, the Goeland-Waswanipi Region Property, the Le Tac Township Property, the Marban, First Canadian, Norlartic and Gold Hawk Properties located in the Malartic Township in Quebec, the Montviel Township Property and the Vassan Township Property located in Quebec. These expenses included property payments and exploration work.

(4)

Of this amount $27,297 was spent on office, computer and mining equipment. The balance was spent on the Blondeau and Guillet Townships Property, the Boyvinet Township Property, the Camflo West Property, the Goeland-Waswanipi Region Property, the Le Tac Township Property, the Marban, First Canadian, Norlartic and Gold Hawk Properties located in the Malartic Township in Quebec, the Montviel Township Property and the Vassan Township Property located in Quebec. These expenses included property payments and exploration work.

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

NioGold is a natural resource exploration company currently engaged in the acquisition and exploration of mineral resources in Canada.

On September 25, 2002 Moreno Ventures Inc. changed its name to NioGold and completed the consolidation of its share capital on the basis of 2.5 old shares for one new share and began trading on the TSX Venture Exchange under the symbol “NOX”.

On November 27, 2002, NioGold entered into a letter of intent to acquire a 100% interest in two properties owned by an unrelated company called Nomans Resources Inc. The letter of intent was formally converted into an option agreement on December 13, 2002. The primary property was the Montviel Property, located in Quebec, which NioGold now owns and the secondary property was the Goeland-Waswanipi Property, which NioGold also now owns. This agreement required NioGold to conduct a total of $250,000 in exploration and maintenance on these properties and issue a total of 900,000 common shares to the vendors in six-month stages between December 13, 2002 and December 13, 2004. NioGold subsequently completed the terms of this agreement and now holds a 100% undivided interest in these properties. NioGold was exploring for diamonds on the Goeland-Waswanipi Property and on the Montviel Property the Company encountered Nb-REE-P mineralization. During the fiscal year ended August 31, 2006, NioGold decided to write off the Goeland-Waswanipi Property. This decision was reached because of poor exploration results.

On January 27, 2003, NioGold received confirmation from the government of Quebec that it had acquired a 100% interest in the Le Tac Property which is located in the Le Tac Township of Quebec. NioGold acquired this property by staking. NioGold is exploring for gold, silver, cobalt, nickel and copper on this property.

On July 18, 2003, NioGold entered into an agreement to acquire a 100% undivided interest in 117 mineral claims located in the Blondeau and Guillet Townships of Quebec, adjacent to its existing Blondeau claims, for payment of $15,000 and the issuance to the vendor of 150,000 common shares. NioGold is exploring for gold and silver on this property. These 117 mineral claims are subject to a 1% net smelter royalty (A net smelter royalty, or “NSR” depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

During the Fall of 2003, NioGold engaged in exploration work on its properties in Quebec.

During the Spring of 2004 continued with exploration fieldwork on its properties. This included exploration drilling on it Le Tac Property, its Blondeau-Guillet Property and its Goeland-Waswanipi Property.

On August 24, 2004, NioGold began exploration work, consisting of soil sampling, on its Goeland-Waswanipi Property.

On October 27, 2004, NioGold entered into an agreement to purchase a 100% interest in the Malartic 2M/5M Property, which is located in the Malartic Township of Quebec. NioGold paid $7,000 for this property. NioGold acquired it in the liquidation of the assets from an unrelated party, McWatters Mines. This agreement was finalized on December 7, 2004. The claims comprising this property are subject to net smelter return royalties in favor of various third parties, ranging from 2% to 3%. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.) (These claims have all been incorporated into what is now referred to as NioGold’s Camflo West Property.)

On January 17, 2005, NioGold began exploratory diamond drilling on its Le Tac Property.

Between January 17, 2005 and March 25, 2005, a total of eight diamond drill holes were completed encompassing 2,271 meters.

Boyvinet drilling

On March 24, 2005, NioGold purchased six additional mining claims from Leo Audet, an unrelated party, located in the same area as its Malartic 2M/5M Property. The Company issued 200,000 common shares to Mr. Audet initially and a further 200,000 common shares to Mr. Audet prior to April 30, 2006. These claims are subject to a 1.5% net smelter return royalty. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.) (These claims have all been incorporated into what is now referred to as NioGold’s Camflo West Property.)

From March 11, 2005 thru April 12, 2005, NioGold completed five diamond drill holes encompassing 442.7 meters on its Boyvinet Property.

On June 20, 2005, NioGold continued to increase its holdings in the Malartic Township of Quebec by purchasing an addition nine mining claims from two parties unrelated to the Company by the names of Jean Robert and Leo Audet .. The Company issued 200,000 common shares to the vendors for this property on July 12, 2005. These claims are subject to a 1.5% net smelter return royalty. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.) (These claims have all been incorporated into what is now referred to as NioGold’s Camflo West Property.)

On July 15, 2005, NioGold entered into an agreement to purchase thirteen additional mining claims in the Malartic and Fournier Townships of Quebec. The vendor was Ressources Abitex Inc., an unrelated party to NioGold. In order to complete this purchase NioGold paid $15,000 to the vendor. These claims are subject to a 3% net smelter return royalty. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)  (These claims have all been incorporated into what is now referred to as NioGold’s Camflo West Property.)

On October 24, 2005, NioGold entered into an agreement to purchase a 100% ownership in a block of sixteen contiguous mining claims in the Malartic Township of Quebec. The vendor was Jean-Luc Gauthier, who is a prospector and is not affiliated with NioGold. NioGold issued 150,000 common shares to the vendor as payment for the mining claims. These claims are all subject to a 1% net smelter return royalty, which may be bought back at any time by NioGold for $1,000,000.  (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.) (These claims have all been incorporated into what is now referred to as NioGold’s Camflo West Property.)

Field exploration work continued on the Camflo West Property until the end of October 2005 , and in the same period a NI 43-101 compliant technical report was completed for the project ..

On January 24, 2006, NioGold entered into an option agreement, which was finalized on February 21, 2006, the terms of which allowed it to acquire a 100% interest, subject to royalties, in three contiguous properties located near Val-d’Or, Quebec. The three properties are called the First Canadian Property, the Norlartic Property and the Marban Property. These three properties are now considered by NioGold to be part of the Marban Mine Block. The vendor was Aur Resources Inc., which is a public company not affiliated with NioGold. The vendor retained a 2% net smelter return on the Norlartic Property, a 1% net smelter return on the First Canadian Property and a 1% net smelter return on 50% of any production that might occur on the Marban Property. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

On March 6, 2006, NioGold entered into an option agreement to purchase a 100% interest in the Gold Hawk Property, which is located in the Malartic area and is now considered by NioGold to be part of the Marban Mine Block. The vendor was Thundermin Resources Inc., an unrelated public company. The option agreement allowed NioGold to earn its 100% interest by paying $20,000 and issuing 200,000 common shares to the vendor upon signing the agreement and paying an additional $30,000 and issuing an additional 200,000 shares to the vendor within a two year period and incurring at least $250,000 of exploration expenses within three years. The vendor retained a 2% net smelter return royalty on the claims, which is subject to a clause, whereby NioGold can purchase 1% of the net smelter return royalty for $1,000,000 at any time. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

By June 27, 2006, NioGold had completed a 3,300 -metre exploration diamond-drilling program on its Camflo West Property. It consisted of eleven widely spaced diamond drill holes.

During this same period, NioGold was also engaged in exploration work on Marban Mine Block and also completed a NI 43-101 compliant technical report for the project. National Instrument 43-101 (NI 43-101) is a rule developed by the Canadian Securities Administrators (CSA) and administered by the provincial securities commissions in Canada that governs how issuers disclose scientific and technical information about their mineral projects to the public. It covers oral statements as well as written documents and websites. It requires that all disclosure be based on advice by a "qualified person", and in some circumstances that the person be independent of the issuer and in some cases also be independent of the property.

A qualified person (QP) is defined as defined in National Instrument 43101 is an individual who:

a.

Is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation, mineral assessment or any combination of these;

b.

Has experience relevant to the subject matter of the mineral project and the technical report; and,

c.

Is a member in good standing of a professional association.

The objective of the 2006 program on the Marban Mine Block was to confirm, in-fill and extend several lower and higher gold grade historical targets, namely the North-North, North and Gold Hawk Zones. As of October 12, 2006, NioGold had completed 34 drill holes on the North-North Zone and North Zone targets for a total of 6,160 metres.

By the end of 2006, NioGold had completed 63 exploration diamond drill holes within the Marban Mine Block encompassing 10,000 metres. Six separate gold zones were tested including the North-North Zone, the North and main Zones, the Kierens Zone, the Gold Hawk Zone, and the Marban Mine.

On February 20, 2007, NioGold announced that it had entered into an option agreement to acquire a 100% interest in 146 mining claims covering 8,500 hectares located 200 kilometers southeast of Val-d’Or; Quebec called the Pump Lake Project. Under the terms of the option agreement, NioGold can earn a 100% interest in the claims over a three-year period by paying a total of $100,000 and issuing 500,000 common shares to the vendor and incurring $500,000 of exploration expenses. As of the latest interim financial period ended 2/28/2007, NioGold had spent $11,000 on this project, which consisted of staking fees and filing fees. (By the terms of the option agreement, the vendor retains a 2% net smelter royalty in the project.)

NioGold intends to continue engaging in exploration work on its properties throughout 2007.

As at August 31, 2006 NioGold had cash of $2,132,189. Subsequent to that date, NioGold has completed private placement financings, as disclosed in ITEM 4. INFORMATION ON THE COMPANY, Financings, raising $7,401,160. The exercise of share purchase options and share purchase warrants has raised an additional $318,755.

NioGold has budgeted $700,000 for general/administrative expenses, $500,000 for property acquisition costs and $2,500,000 for exploration expenses through the end of Fiscal 2007, ending August 31st.

Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options and share purchase warrants, NioGold will be able to fund its expenditures through August 31, 2007 without additional sales of common stock, however, the company will seek additional equity financing for the 2008 year ..

Plan Of Operations

Source of Funds for Fiscal 2007/2008, Ending August 31st

NioGold ’s primary source of funds since incorporation has been through the issuance of common shares.

Use of Funds for Fiscal 2007/2008

During Fiscal 2007 and Fiscal 2008, respectively, NioGold estimates that it might expend $700,000 and $900,000 on general/administrative expenses.  During Fiscal 2007 and Fiscal 2008 respectively, NioGold estimates that it might expend $3,000,000 and $5,000,000 on property acquisition/exploration expenses , including property evaluation costs prior to acquisition ..

Anticipated Changes to Facilities/Employees

Management of NioGold anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

NioGold has had no revenue during the past five fiscal years.

At 8/31/2006 NioGold’s assets were located in Canada. The table below discloses the location of NioGold’s assets:

 8/31/2002:  Canada - $271,502

 8/31/2003:  Canada - $ 877 ,951

 8/31/2004:  Canada - $ 1,383 ,632

 8/31/2005:  Canada - $2,746,644

 8/31/2006:  Canada – $6,310,356

Material Effects of Government Regulations

The current and anticipated future operations of NioGold including further exploration activities, require permits from various Canadian Federal and Provincial governmental agencies.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on NioGold and cause increases in capital expenditures which could result in a cessation of operations by NioGold.  NioGold has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

NioGold Mining Corp. (“NioGold” or the “Company”) was incorporated as “Penn-Gold Resources Inc.” on March 30, 1988 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on April 7, 1998, the Company changed its name from Penn-Gold Resources Inc. to Moreno Ventures Inc. and on September 25, 2003 to NioGold Mining Corp.

4.D.  Property, Plant and Equipment

This section first discloses where NioGold’s office is located in Canada and then describes the mineral properties in which NioGold has an interest. In the description of the mineral properties, it is disclosed that these properties are only exploration stage properties and that a substantial amount of capital will have to be spent on each property before management will know if they contain commercially viable mineral deposits.

NioGold’s executive offices are located in rented premises of approximately 500 sq. ft. at 24549 53rd Avenue, Langley, British Columbia V2Z 1H6. NioGold began occupying these facilities on October 1, 2003 ..  Monthly rent is $500 ..

All of the Company’s mineral interests, with the exception of the Marban Block, are shown in the map below. The Marban Block which was added recently is located directly east of the Camflo West Property.

NIOGOLD
NOX-TSX-V
MONTVIEL
INDUSTRIAL MINERALS
Matagami
Chibougamau
109
Quévillon
La Sarre
113
BOYVINET GOLD
40 gr/Au/3.1 meters
(Available for Option)
LE TAC-68m Qz
(Available for Option)
Amos
Rouyn
Val d'Or
ABITIBI-
TÉMISCAMINGUE
LE LAC
ST-JEAN
Alma
Roberval
Chicoutimi
La Baie
LE HAUT
ST-MAURICE
VASSAN GOLD
Belleterre
CAMFLO WEST
GOLD
BLONDEAU GOLD
(Available for Option)
N
S
E
W
50°
48°
NIOGOLD PROPERTY
LOCATION MAP

1. The Camflo West Property

The Camflo West Property is without known reserves and the work being done by NioGold is exploratory in nature. NioGold ’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Camflo West Property as it exists today was acquired through acquisitions, which began on October 27, 2004. All of these acquisitions are disclosed in paragraphs, which immediately follow.

On October 27, 2004, NioGold entered into an agreement to purchase a 100% interest in the Malartic 2M/5M Property, which is located in the Malartic Township of Quebec. NioGold paid $7,000 for this property. NioGold acquired it in the liquidation of the assets from an unrelated party, McWatters Mines. This agreement was finalized on December 7, 2004. The claims comprising this property are subject to net smelter return royalties in favor of various third parties, ranging from 2% to 3%. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

On March 24, 2005, NioGold purchased six additional mining claims from Leo Audet, an unrelated party, located in the same area as its Malartic 2M/5M Property. The Company issued 200,000 common shares to Mr. Audet initially and a further 200,000 common shares to Mr. Audet prior to April 30, 2006. These claims are subject to a 1.5% net smelter return royalty. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

On June 20, 2005, NioGold continued to increase its holdings in the Malartic Township of Quebec by purchasing an addition nine mining claims from two parties unrelated to the Company by the names of Jean Robert and Leo Audet. The Company issued 200,000 common shares to the vendors for this property on July 12, 2005. These claims are subject to a 1.5% net smelter return royalty. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

On July 15, 2005, NioGold entered into an agreement to purchase thirteen additional mining claims in the Malartic and Fournier Townships of Quebec. The vendor was Ressources Abitex Inc., an unrelated party to NioGold . In order to complete this purchase NioGold paid $15,000 to the vendor. These claims are subject to a 3% net smelter return royalty. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)  (These claims have all been incorporated into what is now referred to as NioGold ’s Camflo West Property.)

On October 24, 2005, NioGold entered into an agreement to purchase a 100% ownership in a block of sixteen contiguous mining claims in the Malartic Township of Quebec. The vendor was Jean-Luc Gauthier, who is a prospector and is not affiliated with NioGold . NioGold issued 150,000 common shares to the vendor as payment for the mining claims. These claims are all subject to a 1% net smelter return royalty, which may be bought back at any time by NioGold for $1,000,000.  (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.) (These claims have all been incorporated into what is now referred to as NioGold ’s Camflo West Property.)

Location

The Camflo West property is located 3 km NNE of the town of Malartic in Malartic and Fournière Townships, Abitibi County, northwestern Quebec, Canada in SNRC 32D/01. The property lies within the Malartic gold mining camp. The property consists 108 mining claims covering 3,825 hectares wholly owned by NioGold .

Accessibility, Climate, Infrastructure and Physiography

The Camflo West property is easily accessible by a well-maintained all-weather gravel road that leads north from highway 117 to Richmont Mines’ Camflo milling facilities. A network of trails and winter roads allows for relatively easy access by ATV and snowmobile to all parts of the property.

The topography is characterized by low relief with rounded hills and ridges covered with second growth forests of poplar, birch and spruce protruding from peat bogs covered by alders. Glacial overburden cover is variable and is generally thicker over the lower bog areas while rock outcroppings are more abundant on the higher grounds.

The region is under the influence of a continental climate marked by dry, cold winters and hot, damp summers. The extreme minimal temperature was -43.9°C whereas the highest was 36.1°C. The January average temperature is -17°C. The yearly average precipitation in the area is 954 mm of water.

The property has access to provincial highway, railroad, power line, telecommunication systems and experienced labour force in the mining industry within a few kilometres of the project site. The nearby towns of Malartic and Val-d’Or are major service centres for exploration, mining and economic activity in north-western Quebec.

History

The Camflo West property has been explored for gold since the mid-1930’s when several gold showings were discovered in the Val-d’Or and Malartic areas. The Camflo West property consists of 5 separate claim blocks that were historically held by various companies including Lac Exploration Inc. and Barrick Gold Corp. (Malartic 2M-5M claims). The property has never been systematically investigated as one claim group due to past individual land holdings. Past operators uncovered several gold occurrences within the present limits of the Camflo West property, namely the Audet Zone and the Burbank, New Gold, Celta North and Celta South, West Shore Malartic, Britt Malartic and the Stoch-Lavery showings. Only the Audet Zone has received significant drill testing. A more detailed history of the property is described in National Instrument 43-101 Technical Report for the Camflo West Property filed on SEDAR web site at www.sedar.com.

Regional and Local Geology

Rocks of the Malartic gold camp belong to the Achaean Abitibi greenstone belt of the Superior Province of the Canadian Shield. On the basis of the different tectonic, plutonic and volcanic histories, the Abitibi belt has been divided into a Northern Volcanic Zone (NVZ) and a Southern Volcanic Zone (SVZ). The SVZ is composed of several fault-bounded metavolcanic blocks such as the Malartic Composite Block (MCB) in which is set the Malartic gold camp. The block is constituted of allochtonous, komatiitic to tholeiitic volcanic suites that are interpreted to be derived from volcanic plateaus and volcanic islands that have been juxtaposed during Late Achaean. Calc-alkaline magmatism generated by extension following the period of convergence is superimposed upon the amalgamated oceanic plateau fragments. Narrow east-west and NW-SE trending metasedimentary troughs subsequently developed along the wrench faults responsible for the juxtaposition of the volcanic panels. Proterozoic diabase dykes cross-cut all previous lithologies in a north-south to ENE-WSW direction and are traceable over hundreds of kilometres. The SVZ of the Abitibi is one of the most prolific Achaean greenstone belts in terms of gold production. Past production for this segment totals more than 170M ounces of gold.

The Malartic gold camp encompasses several important gold deposits such as the East Malartic, Barnat-Sladen, Canadian Malartic, Malartic Goldfields and Camflo. From 1935 to 1984, these mines yielded 8.9M ounces of gold. These deposits, except for Camflo, occur within a band of highly sheared and faulted metavolcanic and metasedimentary rocks. This tectonic band, named the Malartic Tectonic Zone (MTZ), part of the 200-kilometre long Cadillac Tectonic Zone (CTZ), is 900 m wide and separates two lithostratigraphic domains. The gold mineralization along the MTZ is closely associated with mafic to felsic intrusions.

Two other northwest striking fault systems are recognized to the north of the MTZ, namely the Norbenite-Norlartic and Marbanite faults. The former one is a structure that controls the localization of the Gold Hawk, First Canadian, Norlartic, Shawkie, Mine Ecole Provinciale, Kiena (Kiena-Norlartic fault) and Wissik mines and showings whereas the Marbanite fault is the host to the Marban mine.

Property Geology

The Camflo West property is mainly underlain by NW-SE striking and sub-vertical volcanic assemblages mainly comprised of tholeiites and komatiites of the Malartic Group. The volcanics form an overturned south facing homoclinal sequence. The southern portion of the property is underlain by sediments of the Kewagama and Cadillac Groups, which are separated by a wedge of Blake River volcanic formation. A felsic intrusion, the Audet stock, is set at the sheared contact between the Malartic Group and the Kewagama Group. Quartz-feldspar porphyry (QFP) and feldspar porphyry (FP) dykes are common in zones of high strain.

Important structural features occur on the Camflo West property. These structures, known to host gold deposits in the Malartic gold camp, include the Norlartic-Norbenite fault, the Marbanite fault and an asymmetrical Z-shape synform fold. This Z-shape fold is the host of the Black Cliff deposit (10.8 g/t Au over 3 m). Farther southeast, along the Malartic Group and Kewagama Group contact occurs the intrusive-hosted Camflo Mine (1.9M ounces gold). Intrusion-related gold deposits, such as Camflo, are a significant potential target on the Camflo West property.

The Camflo West property encompasses several gold occurrences, namely the Audet Zone and the Burbank, New Gold, Celta North and Celta South, West Shore Malartic, Britt Malartic and the Stoch-Lavery showings. The Audet Zone and New Gold and Burbank showings occur along strike and seem spatially associated to another NW trending fault, referred to as the M-fault. This fault thus represents a primary gold target.

As the Camflo deposit, the Audet Zone and the adjoining Audet intrusive stock is located at the sheared contact between the Malartic Group volcanics and Kewagama Group sediments. The Audet gold mineralization is associated with a sheared pyritic horizon. The adjacent Audet intrusive stock is also fractured and altered. Gold grade ranges between 2.0 and 3.0 g/t Au. The best surface channel sample taken on the Audet zone returned 2.05 g/t Au over 3.5 m. From the surface showing a 180-tonne bulk sample returned a grade of 2.06 g/t Au and a second bulk sample of 6,808 tonnes, which 3,615 tonnes were milled, returned a grade of 3.05 g/t Au. Surface percussion drilling over the showing returned 2.05 g/t Au over 4.6 m and 2.40 g/t Au over 6.1 m. An historical mineral resource estimate done by P. De Chavigny in January 1988, amounted to 276,179 tonnes grading 2.62 g/t Au. This historical resource has not been validated and is not compliant with NI 43-101 regulations and recommendations of the CIM Committee on Reserves and Resources.

The Burbank showing consists of a quartz shear vein up to 1.5 m wide. The shear and vein strike N260°, dip 80° north, and are traceable over 50 m. The lateral extension of the vein may be displaced along a NE fault. The white quartz contains tourmaline and traces to 1% pyrite, pyrrhotite and chalcopyrite whereas the sheared rock contains some quartz and pyrite stringers and lenses and locally chalcopyrite. Best assay results from diamond drill holes returned 6.20 g/t Au over 1.6 m and 5.14 g/t Au over 0.8 m. The Burbank showing has been the object of mechanical stripping in the fall of 2004 by NioGold .

The New Gold showing consists of quartz-calcite-ankerite veins up to 30 cm wide set in an ankeritized magnetic gabbro sill. The host gabbro contains pyrite and pyrrhotite in amounts of up to 5%. Pyrite forms up to 8% of the veins and occurs as bands within the veins. The Burbank showing has been the object of mechanical stripping in the summer 2005 by NioGold . Best assay result from channel and grab samples was 2.74 g/t Au.

The Celta North and South showings are associated with sheared and altered (carbonate-silica-sericite-pyrite) zones proximal to the contact between the Malartic and Kewagama Groups. Gold values range from 2 to 8 g/t Au over narrow (less than 1.5 m) widths. A quartz-tourmaline vein stockwork within a silicified felsic plug also returned a value of 8 g/t Au over 0.6 m. Limited follow-up drilling failed to extend the zone. The best assay results obtained from drilling on the Celta North Zone were 52.5 g/t Au over 0.3 m and 2.4 g/t Au over 2.0 m. The Celta South Zone gave 4.1 g/t Au over 0.5 m and 2.5 g/t Au over 0.9 m.

The West Shore Malartic showing gold mineralization consists of pyrite and chalcopyrite and native gold in quartz veins in association with a shear zone in mafic volcanic rocks. Surface samples returned values of up to 9.4 g/t Au

The Stoch-Lavery showing gold mineralization is hosted within brecciated Kewagama Group sediments injected with quartz-carbonate-tourmaline and sulphides. The veins contain up to 20% disseminated to massive arsenopyrite. Best assay result from diamond drill holes is 3.26 g/t Au over 0.4 m.

The Britt-Malartic showing gold mineralization is associated with quartz veins with pyrite and chalcopyrite in Cadillac Group sediments and is controlled by faults and shear zones. Best assay result from diamond drill holes is 3.87 g/t Au over 0.8 m and from channel sample is 1.9 g/t Au over 1.4 m.

Recent Activities by NioGold and Future Plans

During the winter and spring of 2006, NioGold completed geophysical surveys and drilled 11 widely spaced holes (3,300 m) in order to investigate the Malartic Group volcanic/Kewagama Group sediment contact for intrusion-related gold mineralization similar to the Camflo deposit. The drilling uncovered high level intrusives and significant alteration similar to those associated with gold mineralization of the Malartic camp. Values of up to 9.08 g/t Au over 1.2 m were returned from the drilling. NioGold is planning a follow up exploration program for 2007 with an initial soil till sampling survey along the favorable contact in order to focus future drilling.

2. The Marban Block

The Marban Block is without known reserves and the work being done by NioGold is exploratory in nature. NioGold ’s interest in this property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

On January 24, 2006, NioGold entered into an option agreement, which was finalized on February 21, 2006, the terms of which allowed it to acquire a 100% interest, subject to royalties, in three contiguous properties located near Val-d’Or, Quebec. The three properties are called the First Canadian Property, the Norlartic Property and the Marban Property. These three properties are now considered by NioGold to be part of the Marban Mine Block. The vendor was Aur Resources Inc., which is a public company not affiliated with NioGold . The vendor retained a 2% net smelter return on the Norlartic Property, a 1% net smelter return on the First Canadian Property and a 1% net smelter return on 50% of any production that might occur on the Marban Property. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

On March 6, 2006, NioGold entered into an option agreement to purchase a 100% interest in the Gold Hawk Property, which is located in the Malartic area and is now considered by NioGold to be part of the Marban Mine Block. The vendor was Thundermin Resources Inc., an unrelated public company. The option agreement allowed NioGold to earn its 100% interest by paying $20,000 and issuing 200,000 common shares to the vendor upon signing the agreement and paying an additional $30,000 and issuing an additional 200,000 shares to the vendor within a two year period and incurring at least $250,000 of exploration expenses within three years. The vendor retained a 2% net smelter return royalty on the claims, which is subject to a clause, whereby NioGold can purchase 1% of the net smelter return royalty for $1,000,000 at any time. (A net smelter royalty depends on mine production and there is currently no mine production from any of these properties. There is no guarantee that there ever will be any mine production from any of these properties.)

Location

The Marban Block of properties is located in Malartic, Vassan, Fournière and Dubuisson Townships, Abitibi County, northwestern Quebec, Canada in SNRC 32D/01 and 32C/04, to the east the Company’s 38 km 2 Camflo West claim block. The property block lies within the Malartic gold camp and consists of the contiguous past-producing Norlartic, First Canadian, Gold Hawk and Marban properties. The properties cover 1,025 hectares and include 34 mining claims, 1 mining lease and 3 mining concessions. De Montigny Lake borders the eastern limit and the Kierens Creek cuts the northern portion of the property block.

Accessibility, Climate, Infrastructure and Physiography

The Marban Block is easily accessible by a well-maintained all-weather gravel road that heads north from highway 117 (15 km from Val-d’Or) to the Norlartic mine site. Some mining installations remain at Norlartic mine site and are presently being used by mining contractor A.B.F. Mines. A network of trails and winter roads allows for relatively easy access by ATV and snowmobile to all parts of the property. See Camflo West.

History

Since the initial discovery of gold in 1940, the Marban Block has had a long and rather complex history mainly due to its previous subdivisions into four different properties, namely Norlartic, First Canadian, Gold Hawk and Marban, numerous ownership changes and different companies involved in the area (Norbenite Malartic Mines, Marbenor Malartic Mines, Norlartic Mines, Marban Gold Mines, Malartic Gold Fields, First Canadian Gold Corp., Lloyd Harvey, Brominco, Gold Hawk Resources, SOQUEM, Villebon Resources, Lac Minerals, Aur Resources, International Thunderwood Exploration), the presence of three past gold producers (Norlartic, Kierens and Marban mines) and numerous exploration and drilling programs from surface and from underground through time. A more detailed history of the property is described in Technical Report on the Marban Property (according to Regulation 43-101 and Form 43-101F1) filed on SEDAR web site at www.sedar.com .

Production occurred in all of the four previous property subdivisions (Marban, Norlartic, First Canadian and Gold Hawk). Total ounces recovered from the Norlartic, Kierens and Marban mines amounted to 592,265 ounces of gold. Mine production occurred during two periods of time, the first during the 1960’s and 70’s at the Marban mine (1961-1974), the Norlartic mine (1959-66) and the Kierens mine (1965-66) and the second during the late 1980’s to early 90’s at the Kierens mine (1988-92) and the Norlartic mine (1990-92).

Regional and Local Geology

See Camflo West.

Property Geology

The Marban Block is underlain by NW-SE striking and steeply to moderately north-dipping volcanics of the Malartic Group. The volcanics are divided into two distinct assemblages with flows, co-magmatic intrusive sills and tuffs of calc-alkaline to tholeiitic affinity of the Heva Formation to the south, and flows and/or co-magmatic intrusives of tholeiitic to komatiitic affinity of the Jacola Formation to the north. The volcanics form an overturned south facing homoclinal sequence. The southern extremity of the property is underlain by sediments of the Kewagama Group. Two important granodioritic sill-like intrusives cross-cut rocks of the Jacola Formation in the northern half of the property, namely the Central Granodiorite and the North-North Granodiorite. These intrusives lie within a major one-kilometer wide deformation zone related to the Cadillac Tectonic Zone (CTZ), commonly named the Norbenite-Marbanite Deformation Zone. A third important felsic intrusive, the Marban Tonalite, is recognized within the Heva Formation to the south.

Gold mineralization is extensive over the Marban Block as it encompasses six distinct gold zones, namely the past producing Norlartic, Kierens and Marban mines and the North-North, North and Gold Hawk Zones. Past production from the Norlartic, Kierens and Marban mines amounted to 592,265 ounces of gold. The production includes small tonnages of high-grade ore mined at the North Zone (16.5 g/t Au) and Gold Hawk Zone (14.0 g/t Au), which were accessed from the Norlartic and Kierens mines, respectively. Project reports suggest that the properties hold historic resources of over 230,000 ounces of gold. In 1989, Aur Resources had estimated resources of 136,080 tonnes @ 6.86 g/t Au (30,000 ounces gold) at the North Zone; 254,016 tonnes @ 8.57 g/t Au (70,000 ounces gold) along the southeast extent of the Gold Hawk Zone Veins #1 and #2; and an intrusive-hosted near-surface resource of 754,386 tonnes @ 2.85 g/t Au (70,000 ounces gold) including 385,554 tonnes @ 3.63 (385,560 ounces gold) was outlined at the North-North Zone. At the closure of the Norlartic and Kierens mines in 1992, Aur Resources reported undeveloped mineralization amounting to 82,000 ounces gold. These historical resources have not been validated and are not compliant with NI 43-101 regulations and recommendations of the CIM Committee on Reserves and Resources. In addition, numerous significant drill hole intersections lying outside known gold zones remain to be investigated.

The gold zones are localized along NW-SE striking and north-dipping shear zones, part of the Norbenite-Marbanite Deformation Zone. Three major mineralized shear zones have been traced across the property block, namely the North, the Norbenite and the Marban shears. The North shear is host to the North Zone. The Norlartic and Kierens mines are localized within Norbenite shear and the Marban mine is localized along the Marban shear. Gold mineralization is associated with intervals of quartz-carbonate veining and pyrite often spatially related to swarms of altered felsic to intermediate sills and dykes which intrude the shear zones. Gold mineralization of the North-North and Gold Hawk Zones are associated with quartz-carbonate-tourmaline and quartz vein stockworks developed in competent intrusive units.

The undeveloped historic resources on the Marban Block are presently being evaluated for resource definition. The depth extension of the extensive gold system on the Marban Block represent the Blue Sky potential as very limited drilling has occurred below 500 metres vertical depth. Large gold mineralized systems within the Malartic and Val-d’Or Gold camps, such as the Sigma-Lamaque, are known to extend to depths of up 2,000 metres.

Recent Activities by NioGold and Future Plans

Following the acquisition of the property block in February 2006, NioGold obtained all of the historic data and most of the historic drill core on the properties. NioGold has produced a 3-D model of the mine openings and has compiled a 3,800 surface and underground digital drill hole database. In July, NioGold initiated a drill program focused on confirming and extending the undeveloped historic resources at the North-North, North and Gold Hawk Zones as well as the blocked out and undeveloped mineralization at the Norlartic and Kierens mines.

During 2006, NioGold completed 10,000 metres of drilling in 63 drill holes. Results received to date have highlighted the potential for near-surface bulk tonnage style of gold mineralization proximal to the Norlartic, Kierens and Marban mines and at the North-North Zone with intersections of up to 9.8 g/t Au over 6.3 metres at Kierens, 5.5 g/t Au over 5.5 metres at Norlartic, 3.6 g/t Au over 26.4 metres including 10.8 g/t Au over 4.0 metres at Marban and 2.8 g/t Au over 13.6 metres at the North-North Zone. NioGold is moving forward with mineral resource estimations compliant with NI 43-101 using historic and NioGold drill hole data and is planning a sizeable drilling program for 2007 to significantly increase the resource base on the land holdings.

3 . The Vassan Property

The Vassan Property is without known reserves ..

Acquisition of Interest

On October 27, 2004, NioGold entered into an agreement to purchase a 100% interest in the 19 mining claims , the Vassan claims, which is located in Vassan Township , Quebec. NioGold paid $7,000 for this property. NioGold acquired it in the liquidation of the assets from an unrelated party, McWatters Mines. This agreement was finalized on December 7, 2004.

On June 8 , 2005, NioGold acquired 6 additional mining claims in Vassan Township by map staking on the Ministry of Natural Resources of Quebec Gestim claim management site.

On December 1 , 2005, NioGold acquired another 5 mining claims in Vassan Township by map staking on the Ministry of Natural Resources of Quebec Gestim claim management site.

The claims are not subject to any underlying royalties.

In September 2006, NioGold signed an option agreement with Alexandria Minerals Corporation (“Alexandria”), an unrelated public company, under the terms of which Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares of its common stock to NioGold and incurring $65,000 of exploration expenditures on the property by September 29, 2007.

Location

The Vassan P roperty is located 10 k ilometres NN W of the town of Val-d’Or in Vassan Township, Abitibi County, northwestern Quebec, Canada in NTS 32 C /0 4 . The property lies within the Val-d’Or gold mining camp. The property consists 30 mining claims covering 769.3 hectares wholly owned by NioGold .

Accessibility, Climate, Infrastructure and Physiography

The Vassan P roperty is accessible by a paved road (route 111), which leads north from the town of Val-d’Or towards the town of Amos. About 50% of the property lies over the north-central portion of Lac De Montigny. Access to these portions of the property are afforded by boat in the summer and ice winter road over the lake in the winter.

The region is under the influence of a continental climate marked by dry, cold winters and hot, damp summers. The extreme minimal temperature was -43.9°C whereas the highest was 36.1°C. The January average temperature is -17°C. The yearly average precipitation in the area is 954 mm of water.

The property has access to provincial highway, railroad, power line, telecommunication systems and experienced labour force in the mining industry within a few kilometres of the project site. The nearby towns of Val-d’Or is a major service centre for exploration, mining and economic activity in north-western Quebec.

History

1942 :

Camp Bird Mines:  Magnetic survey covering 13 km of lines.

1962 :

Vassan Group:  Magnetic survey and VLF survey covering 13 km of lines, and detailed VLF survey covering 2 km.

1963 :

West Malartic Group:  Two (2) diamond drill holes for a total of 178 metres.

1975 :

Dome Exploration: VLF survey covering 26 km and magnetic survey covering 25 km.

1978 :

Dome Exploration: Six (6) diamond drill holes for a total of 2,028 metres.

1988 :

Placer Dome Inc.:  Reinterpretation of 1975 survey.

1989 :

Placer Dome Inc.:  Compilation of previous data and three (3) diamond drill holes for a total of 807 metres.

1997 :

McWatters: Acquisition via take over of Placer Dome portfolio and Sigma mining complex.

Regional and Local Geology

Rocks of the Val-d’Or gold camp belong to the Achaean Abitibi greenstone belt of the Superior Province of the Canadian Shield. On the basis of the different tectonic, plutonic and volcanic histories, the Abitibi belt has been divided into a Northern Volcanic Zone (NVZ) and a Southern Volcanic Zone (SVZ). The SVZ is composed of several fault-bounded metavolcanic blocks such as the Malartic Composite Block (MCB) in which is set the Malartic gold camp. The block is constituted of allochtonous, komatiitic to tholeiitic volcanic suites that are interpreted to be derived from volcanic plateaus and volcanic islands that have been juxtaposed during Late Achaean.

Calc-alkaline magmatism generated by extension following the period of convergence is superimposed upon the amalgamated oceanic plateau fragments. Narrow east-west and NW-SE trending metasedimentary troughs subsequently developed along the wrench faults responsible for the juxtaposition of the volcanic panels. Proterozoic diabase dykes cross-cut all previous lithologies in a north-south to ENE-WSW direction and are traceable over hundreds of kilometres.

The Val-d’Or gold camp encompasses several important gold deposits such as   Sigma , Lamaque, Sullivan, Siscoe and Kiena . The Sullivan, Siscoe and Kiena mines are located within the Lac De Montigny area, in proximity to the Vassan property.

Property Geology

The Vassan P roperty is mainly underlain by NW-SE striking and sub-vertical volcanic assemblages mainly comprised of tholeiites and komatiites of the Malartic Group.

An i mportant structur e, named the K Zone, interpreted to control the localization of gold mineralization at the past-producing Sullivan and Siscoe mines, transects Lac De Montigny in a NW-SE direction about 1 kilometre to the south of the Vassan property.

No important gold occurrences are known to occur on the claims.

Recent Activities by NioGold and Future Plans

During the fall of 2006 an airborne geophysical survey was conducted over the Vassan property under the terms of the option agreement with Alexandria.

4 . The Blondeau-Guillet P roperty

The Bondeau-Guillet Property is without known reserves ..

Acquisition of Interest

In September 2002, 38 claims were transferred from Moreno Ventures Ltd. to NioGold Mining Corporation. From the original option agreement with Penn Gold Resources Inc., predecessor to Moreno Ventures Ltd., Forage au diamant Alexandre inc. retains a 2% Net Smelter Return on these claims.

In August, 2003, NioGold acquired an additional 117 claims from 3253775 Canada Inc. (Jean Robert) for $15,000 and 150,000 shares. 3253775 Canada Inc. retains a 1% Net Smelter Return on the these claims.

The Blondeau-Guillet Property presently consists of 155 contiguous mining claims covering 2,480 hetares.

In June 2006, NioGold signed an option agreement with SearchGold Resources Inc. (“SearchGold”), an unrelated public company, under the terms of which SearchGold may acquire a 70% interest in the Blondeau-Guillet Property by paying $50,000, issuing 750,000 shares of its common stock to NioGold and incurring $620,000 of exploration expenditures on the property by June, 2009.

Location

The Blondeau-Guillet Property is located immediately west of the town of Belleterre, Témiscamingue Region, western Quebec, Canada in NTS 31M/07. The property straddles the boundary between Blondeau and Guillet Townships and fits within a square area of 6 kilometres north-south by 6.5 kilometres east-west.

Accessibility, Climate, Infrastructure and Physiography

From the NioGold facilities located in Val-d’Or, Quebec, access is afforded by driving through the town of Rouyn-Noranda via highway 117 then south onto highway 101. From highway 101, one turns onto highway 391 and continues south through the towns of Rémigny, Angliers and St-Eugène-de-Guigues. Highway 391 cuts route 382 that goes east-west from Laverlochère to Belleterre. This represents a drive of approximately 300 kilometres from Val-d’Or.

The property is accessible via highway 382 that links the towns of Laverlochère and Belleterre. Highway 382 cuts the northern portion of the Blondeau-Guillet Property from west to the east. From the highway 382, multiple gravel roads such as an abandoned segment of the 382 and trails manageable by ATV give access to the north and south portions of the property.

The terrain is relatively flat and coarse and sandy glacial deposits cover the area. Outcrop exposure is less than 2% and swampy areas are prevalent in the central and southern portions of the property. Hilly regions are founds in the northern, central-west and southern areas of the property. The area is covered by many lakes and creeks (e.g. Lac Chemin, Lac Gauvin, Lac Chevrier, Lac Taché, Lac Moore, Lac au Vent, Lac aux Sables and the Lac Girard). Belleterre is characterized by a continental climate with temperature lows in winter (-12°C to -30°C) with 40 to 60 cm snowfall and temperature highs (10°C to 30°C) during summer with 50 to 100 mm of rainfall.

Belleterre was a small and prosper mining town a few decades ago. Despite the fact that the town significantly decreased in population and in services since the closure of the Belleterre mine in 1958, the area is still well provided with infrastructures as it lies  directly on a regional highway with power and telephone lines. The proximity of active mining centres such as Rouyn-Noranda and Val-d’Or still guarantees the availability of material and human resources for exploration and mining.

History

In the early 1900’s following the discovery of silver in Cobalt, Ontario, 75 kilometres to the west, the property and the nearby area was explored but little to no records were published until the discovery of the Belleterre lode gold deposit in 1933. The earliest records of exploration activity on the Blondeau-Guillet Property dates back to 1936. The Belleterre Mine discovery that was followed by the mine start-up in 1939, generated numerous exploration programs in the mine vicinity. A detailed history of the property is described in NI 43-101 Technical Report on the Blondeau-Guillet Gold Property filed on SEDAR web site at www.sedar.com .

Regional and Local Geology

The Blondeau-Guillet property lies within the Archean age Belleterre Greenstone Belt located within the south-central portion of the Pontiac sub-province of the Canadian Shield. The Belleterre Greenstone Belt stretches over 18 kilometres with a maximum thickness of 10 kilometres across.

The Belleterre Greenstone Belt is mainly characterized by basaltic volcanic rocks of the Baby volcano-sedimentary trough cut by syn-volcanic granitoid intrusive rocks. A swarm of felsic (feldspathic porphyries) and ultramafic (lamprophyres) dykes have been injected into the volcanic assemblage. These are generally north-south trending but an east-west set is also documented. The lamprophyre dykes are closely associated with gold occurrences in the area.

Several zones of schists and mylonites cut the volcanic rocks and are related to more intense deformation zones. The NE-SW oriented faults and shear zones, such as the Mill Creek and the Mud Lake faults, are spatially associated to gold occurrences. The area is also characterized by abundant tight, isoclinal and drag folds that complicate the structural interpretation.

Property Geology

The geological setting of the Blondeau-Guillet Property consists of basalts intruded by syn-volcanic coarse-grained gabbroic sills and dykes. Pillow flows are flattened along the main foliation and their geometry suggests a south facing stratigraphy. Tuffaceous horizons (tuff and lapillis tuff), most commonly felsic, show conformable contacts and locally show some interlaying with oxide iron formation (metre-thick) in the northern portion of the property. Ultramafic intrusive rocks, serpentinite and gabbroic rocks, have been mapped in the southern portion of the property around Lac Moore. Feldspar porphyritic dykes, commonly altered and silicified, are more common in the northern portion of the property approaching a granitic intrusive. Other intrusive rocks include a syenite intrusive unit that has been identified in the southern portion of the property.

The Belleterre area is host to several types of mineral occurrences, namely lode gold deposit, Ni-Cu-(PGE) magmatic deposit and iron formation. Gold occurrences on the Blondeau-Guillet Property are in excess of ten (10) and are found throughout the property. Gold is found in quartz veins, in shear zones and in iron formation.

Recent Activities by NioGold and Future Plans

Under the terms of an option agreement, SearchGold has reactivated exploration on the property. Since the signing of the agreement in June, 2006 SearchGold has conducted line-cutting, ground geophysics and diamond drilling on the land holdings. Results of the 2006 exploration program have not been made available to NioGold at this time.

5 . The Pump Lake Project

The Pump Lake Project is without known reserves ..

Acquisition of Interest

In February 2007, NioGold entered into an option agreement with Ressources Maxima Inc., an unrelated company, to acquire a 100% interest in this project. Under the terms of the option agreement, NioGold can earn a 100% interest in the claims over a three-year period by paying a total of $100,000 and issuing 500,000 common shares to the vendor and incurring $500,000 of exploration expenses.

Recent Activities by NioGold and Future Plans

NioGold has completed no work on this property to date. Plans for the remainder of Fiscal 2007 include initial exploration work consisting of a high-resolution airborne geophysical survey and a soil sampling geochemical survey.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 8/31/2006, and 8/31/2005 should be read in conjunction with the financial statements of NioGold and the notes thereto.

Overview

During Fiscal 2003, ended August 31st, NioGold raised $315,400 through the sale of 901,140 common shares as described earlier in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

During Fiscal 2004, ended August 31st, NioGold raised $788,594 through the sale of 1,967,297 common shares as described earlier in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

During Fiscal 2005, ended August 31st, NioGold raised $2,030,000 through the sale of 6,078,480 shares as described earlier in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

During Fiscal 2006, ended August 31st, NioGold raised $3,859,200 through the sale of shares and the exercise of share purchase warrants as described earlier in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

During Fiscal 2007, ending August 31st, through April 24, 2007, NioGold raised $7,850,000 through the sales of shares as described earlier in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

During Fiscal 2003 to date NioGold obtained interests in mineral properties located in Canada.

Results of Operations

The Six Months Ended 2/28/2007 vs. The Six Months Ended 2/28/2006

The Company incurred a net loss of ($510,289) or ($0.02) per share during the six months ended 2/28/2007 (“the Current Period”). This figure compares to a net loss of ($488,132) or ($0.03) per share for the six months ended 2/28/2006 (“the Comparative Period”).

Operations for the Current Period generated no revenue. Expenses for the Current Period consisted primarily of management fees, consulting fees, legal and audit, and other administrative expenses.

Expenses for the six months ended 2/28/2007 were approximately $20,000 greater than those incurred during the six months ended 2/28/2006. With the exception of share based compensation expense; write-down of mineral properties expense; legal and audit expense; and, shareholder information expense expenses were about the same in both periods.

Share based compensation was $223,448 during the Current Period as compared to $57,587 during the Comparative Period. This resulted from the fact that a greater number of share purchase options were granted to management and directors during the Current Period than in the Comparative Period.

During the Comparative Period wrote off a mineral property in the amount of $181,337 and during the Current Period no mineral properties were written off.

Legal and audit expenses were approximately $30,000 greater during the Current Period than in the Comparative Period. This resulted from the greater number of financings which took place during the Current Period than in the Comparative Period.

Shareholder information expenses increased by approximately $25,000 in the Current Period than in the Comparative Period. This resulted from increased activity in the area of investor relations in Canada.

During the six months ended 2/28/2007, the Company spent $1,032,244 on mineral property exploration as disclosed below.

Blondeau-Guillet Project – $1151

During the Current Period the Company attended to the filing of assessment credits and claim renewals.

Boyvinet Project – $450

During the Current Period the Company attended to the filing of claim renewals.

Camflo West Project – $21,240

During the first three months of the Current Period the Company conducted a high-resolution airborne magnetic survey to help delineate gold-bearing structures – see “Marban, First Canadian, Norlartic and Gold Hawk Properties” below. This survey covered a number of properties including the Camflo West property. Camflo West was assigned 25% of the survey cost. During the fourth, fifth and sixth month of the Current Period the Company conducted no exploration on this property. Two geophysical survey reports were submitted to the Ministry of Resources Naturelles for assessment credits and the Company attended to claim renewals.

Le Tac Project – $1,437

During the Current Period the Company continued with data entry and attended to the filing of assessment credits and claim renewals.

Marban, First Canadian, Norlartic and Gold Hawk Properties – $991,235

During the Current Period the Company focused its efforts on the Marban Block Phase I exploration program, which includes the 2006 drilling program, an airborne magnetic survey, re-sampling of historic drill core and development of a drill-hole database and exploration models.

A high-resolution airborne magnetic survey, flown at 50-metre line spacing, was conducted in September. The survey totaled 602 line kilometres and covered the Marban Block of properties as well as the adjoining claims of the historic Malartic Hygrade property, presently included in the Camflo West claim block – see “Camflo West Project” above. The Marban, First Canadian, Norlartic and Gold Hawk Properties were assigned 75% of the total survey cost. The survey will aid in the delineation of gold-bearing structures and lithologies across the land holdings.

Ground-based surveying of the Norlartic, Kierens and Marban shaft collars, 26 old drill hole casings and several control points was conducted using a real-time high precision GPS. The survey points were used to merge the drill hole databases of the various properties into the same coordinate system.

Drilling continued on the properties testing the Kierens Zone on the First Canadian property, the Gold Hawk Zone, and the vicinity of the Marban Mine. A further 21 holes were drilled for a total of 63 holes aggregating 10,000 metres.

Drill hole casings were surveyed using high-precision GSP. Drill core was logged and data entered into the drill hole database. Mineralized sections were sawed in half with one half sent for assay.

During the Current Period the Company also made progress toward completing a surface geological compilation of the Marban Block. The Gold Hawk property geology was digitized and merged with that of the Norlartic and First Canadian properties. Plans obtained from Aur Resources were digitized in AutoCAD format.

During the Current Period the Company also attended to the filing of assessment credits and claim renewals and the transfer of surface rights.

In February, assay results were received from fifteen short holes which tested the near-surface mineralization of the Gold Hawk Zone. Best intersection assay results showed 25.68 g/t gold over 1.2 metres of core and 15.17 g/t gold over 1.3 metres. Follow-up drilling in 2007 will further investigate the high-grade gold trend in the Gold Hawk Zone.

During the Current Period the Company began assembling data required for mineral resource estimations for the Norlartic Main Zone and Kierens Zone with an emphasis on evaluating the lower grade bulk tonnage potential of these properties. For the purpose of the resource calculations, the Company re-sampled a total of 43 historic drill hole cores and sent the samples for gold assaying. Independent consultants Mine Development Associates of Reno, Nevada, have been engaged to carry out the resource estimates in compliance with National Instrument 43-101.

During the Current Period the Company made progress toward completing the geological coding of the Marban mine underground holes and the development of a detailed 3-D geological model of the area. The model is being used to plan a 10,000 metre drilling program for the Marban mine scheduled to begin in late April, 2007.

Montviel Carbonatite Project – $1,816

During the Current Period the Company attended to the filing of assessment credits and claim renewals.

Vasssan Project - $3,585

In September 2006, Niagold signed an option agreement with Alexandria Minerals Corporation (“Alexandria”), an unrelated public company, under the terms of which Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares of its common stock to Niagold and incurring $65,000 of exploration expenditures on the property by September 29, 2007.

Under the option agreement, Alexandria Minerals Corp. completed a magnetic and VLF-EM airborne geophysical survey over the property and the results were submitted to the MNRFQ for assessment credits.

Pump Lake Project – $11,331

During the Current Period the Company entered into an option agreement to acquire this property – see "Property Acquisitions and Dispositions" below.

Property Acquisitions and Dispositions

On January 26, 2007, the Company entered into an option agreement to acquire a 50% interest in three claims covering 106 hectares in Malartic Township, known as the Malartic Hygrade property. The claims are contiguous with the Camflo West and Marban claim blocks. Under the terms of the option agreement, the Company can earn a 50% interest in the claims by paying $10,000 and issuing 200,000 common shares to the vendor and incurring $100,000 of exploration and development expenses on the claims within two years. The claims are subject to a 2% net smelter royalty.

On February 20, 2007, the Company announced that it had entered into an option agreement to acquire a 100% interest in 146 mining claims covering 8,500 hectares located 200 kilometres southeast of Val-d'Or, Quebec. The project has been named Pump Lake. Under the terms of the option agreement, the Company can earn a 100% interest in the claims over a three-year period by paying a total of $100,000 and issuing a total of 500,000 common shares to the vendor, and incurring $500,000 of exploration expenses. The vendor retains a 2% net smelter royalty.

Fiscal 2006 Ended 8/31/2006 vs. Fiscal 2005 Ended 8/31/2005

The Company incurred a net loss of ($834,209) or ($0.04) per share for the fiscal year ended 8/31/2006 (“the Current Year”) after a charge of $151,866 for share-based compensation. The loss before share-based compensation was ($682,343) or ($0.03) per share. These figures compare to a net loss incurred during the fiscal year ended 8/31/2005 (“the Comparative Year”) of ($751,602) or ($0.06) per share after a charge of $203,782 for share-based compensation, and a loss of ($547,820) or ($0.05) per share before share-based compensation.

Operations for the Current Year generated no revenue. Expenses for the Current Year consisted primarily of a write-off of abandoned mineral properties, share-based compensation, professional consulting fees, management fees, legal and audit, and other administrative expenses. There were no extraordinary items charged to income.

Shareholder information, consulting fees, and transfer agent and filing fees were higher in the Current Year, reflecting the Company's increased scope of activities and required regulatory filings, including certain costs associated with equity financings that were completed during the Current Year.

During the Current Year, the Company spent $1,547,271 on mineral property exploration. This compares with $790,320 spent on mineral property exploration in the Comparative Year. These figures are before deduction of related mining exploration tax credits, and do not include shares issued or cash payments made for property acquisition.

Blondeau - Guillet Project - $9,889

During the Current Year the Company attended to the filing of assessment credits and claim renewals. An index was produced for all archival and current documents related to the property.

In June the Company signed an option agreement with SearchGold Resources Inc. – see “Property Acquisitions and Dispositions" below.

Boyvinet Project – $11,696

During the Current Year a report was prepared on the 2005 drilling program and was submitted for assessment credits. Core samples from the 2005 drilling program were placed in storage. Drill hole logs and assay data were entered into geological mapping software format and an index was produced for all archival and current documents related to the property.

During the Current Year the Company also attended to the filing of claim renewals.

Camflo West Project – $680,656

During the Current Year fieldwork continued on the Camflo West project. A further 96 kilometres of line cutting was completed for a total of 190 kilometres. The field grid covers the northern portion of the property at 100-metre line spacing.

During September 2005, twenty days of line prospecting were completed at the eastern end of the property in the vicinity of the Burbank and New Gold showings. A total of 51 rock samples were collected and submitted for analysis.

In October, further prospecting, mapping and sampling were carried out and a total of 41 additional rock samples were taken and sent for assay. Several of the samples returned anomalous gold values.

In conjunction with the prospecting, mapping and rock sampling, a soil sampling survey was conducted over a 3 km by 1 km area. A total of 536 soil samples were taken at 50-metre intervals along the grid lines and sent for trace level gold assay. Analysis results for the soil sample survey were received with several samples showing anomalous gold values.

A 33 kilometre gravimetric survey was planned and initiated in February. This methodology is conducive to outlining geological formations with contrasting rock densities. In conjunction with the gravimetric survey, ground magnetic readings were gathered over two magnetic anomalies. The processing and interpretation of survey data was contracted out.

Also in February the field grid established in 2005 was extended to the south in order to cover the entire gravimetric survey area.

The Company also completed a detailed horizontal loop electromagnetic (“HLEM”) survey over the same 3 km by 1 km area that was the subject of the soil sampling survey. Interpretation of the HLEM and gravimetric survey data were used to help define drilling program targets.

The 2006 spring drilling program ended on June 4th with 11 widely-spaced holes drilled for a total of 3,303.5 metres. The holes tested various magnetic and gravimetric anomalies, some in sectors where no previous drilling is documented. All 11 holes were logged and sampled. A total of 1,419 sawed half-core samples were sent for gold and selective base metal assaying. In addition, 73 whole rock samples were chosen for major oxide and trace element geochemistry. Assay results showed the presence of gold at up to 9.08 g/t over 1.2 metres core length.

During the Current Year, the Company also attended to claim renewals and the transfer and registration of recently acquired claims.

Goeland-Waswanipi Project – $604

During the Current Year the Company attended to the filing of assessment credits. See also “Property Acquisitions and Dispositions" below.

Le Tac Project – $42,067

During the Current Year reports on the 2004 and 2005 diamond drilling programs were completed. Drill-hole logs and assay data were entered into geological mapping software format and core samples from the 2004 and 2005 drilling programs were placed in storage.

During the Current Year the Company also attended to the filing of assessment credits and claim renewals.

Marban, First Canadian, Norlartic and Gold Hawk Properties – $633,272

On February 21, 2006, the Company entered into an option agreement to acquire a 100% interest in three contiguous mineral properties known as the Marban, First Canadian, and Norlartic properties – see “Property Acquisitions and Dispositions" below.

In late February the Company began the coding, labeling and archiving of reports, drill logs, core samples, and other historic data. The Company also undertook the process of verifying historic underground and surface drill hole logs and entering the data into a digital database to be used to build a 3-dimensional model of the area.

On March 6, 2006, the Company entered into an option agreement for a 100% interest in the Gold Hawk claims – see “Property Acquisitions and Dispositions" below. The claims are contiguous to the west with the recently optioned First Canadian and Norlartic properties, and to the north, with the Marban property. The group of properties has been dubbed the “Marban Block”.

A drill core re-sampling program was initiated in order to confirm historic assay results. A total of 286 samples were sent for gold assaying. Results received were generally lower than the original assays.

In May, outside consultants were retained to produce 3-dimensional computer models of the Norlartic Mine and North Zone and the Kierens Mine and Gold Hawk Zone. Work commenced in-house on production of a 3-dimensional computer model of the Marban Mine based on the original mine level plans and cross-sections.

The month of June was allocated to planning and initiation of a drilling program. In order to establish drill hole positions, the old baseline and grid was located and a total of 8,200 feet of line was re-cut.

The 2006 diamond-drilling program commenced with mobilization of a drill rig on July 4th. A total of 42 holes for 7,201 metres were drilled. Thirty-four holes for 6,160.5 metres were completed on the Norlartic property testing the North and North-North Zones. Eight holes for 939.5 metres were completed on the First Canadian property testing the Kierens Zone. Core was logged and sampled and sent for assay. Preliminary assay results from one hole drilled in the North Zone indicated the presence of gold at up to 100.04 g/t over 1.3 metres core length.

The 2006 drilling program is part of the Marban Block Phase I exploration program which includes an airborne magnetic survey, re-sampling of historic drill core and development of a drill-hole database and exploration models. Phase I is planned for completion by early 2007 at an estimated cost of $2 Million.

In August the Company received a digital surface and underground drill hole archive for the Norlartic, First Canadian and Gold Hawk properties from Aur Resources. The data was converted and merged with the Company’s compiled database, which now includes over 3,800 underground and surface drill holes.

During the Current Year the Company also attended to the filing of claim renewals.

Montviel Carbonatite Project – $167,042

During the Current Year fieldwork continued on the Montviel project. Prospecting and rock sampling was carried out over selected geophysical anomalies outlined by the 2003 airborne geophysical survey. A total of 91 samples were collected and submitted for analysis.

An orientation soil sampling line was completed across the Montviel intrusive complex. The sample line extended over 3.9 kilometres and samples were taken at 50-metre intervals. Results of the soil sampling analyses were received and one anomaly was outlined with rare earth values.

An outside consultant was retained to conduct a summary study of the niobium and rare earths markets in North America.

The 2005 field season report was completed which includes an MMI geochemical orientation survey, prospecting and rock sampling.

The Company entered the results of its 2005 exploration program, the re-interpretation of its 2003 airborne survey, and other current and historic data into geological mapping software format. This database was used to generate geological, geochemical and geophysical compilation maps that will be used to plan a first-pass drilling program. An index was produced for all archival and current documents related to the property.

During the Current Year the Company also attended to the filing of claim renewals and assessment credits.

Vassan Project – $2,045

During the Current Year the Company attended to the filing of assessment credits.

Property Acquisitions and Dispositions

Blondeau-Guillet Project

On September 21, 2005, the Company issued the final installment of 50,000 common shares in connection with its acquisition of claims in Blondeau and Guillet Townships, Quebec, thereby earning a 100% interest.

Camflo West Project

On October 24, 2005, the Company entered into an agreement to acquire a 100% interest in 16 contiguous mining claims covering 682.37 hectares in Malartic Township, Quebec, for 150,000 common shares of the Company, subject to a 1% net smelter return royalty.

On May 1, 2006, the Company issued 200,000 common shares to fulfill its obligations under an agreement dated March 24, 2005, whereby it acquired six mining claims covering 160 hectares in Malartic Township, Quebec.

Goeland-Waswanipi Project

During the Current Period a decision was made to not renew the cells making up the Goeland-Waswanipi claim blocks. Accordingly, the cost of these properties was written off.

Marban, First Canadian, Norlartic and Gold Hawk Properties

On February 21, 2006, the Company entered into an option agreement to acquire a 100% interest in three contiguous mineral properties known as the Marban, First Canadian, and Norlartic properties, located near Val-d'Or, Quebec. The Company paid $200,000 and issued 500,000 common shares upon signing of the agreement. Under the terms of the option agreement, the Company can earn a 100% interest in the properties by paying an additional $200,000, issuing a further 500,000 common shares and incurring at least $2,500,000 of exploration and development expenses within three years. The vendor retains net smelter return royalties ranging from 1/2% to 2%.

On March 6, 2006, the Company entered into an option agreement to acquire a 100% interest in certain mineral properties, located near Malartic, Quebec, known as the Gold Hawk claims. The Company paid $20,000 cash and issued 200,000 common shares upon signing of the agreement and can earn a 100% interest in the claims by paying an additional $30,000 and issuing a further 200,000 shares within two years, and incurring at least $250,000 of exploration and development expenses within three years. The vendor retains a 2% net smelter returns royalty.

Fiscal 2005 Ended 8/31/2005 vs. Fiscal 2004 Ended 8/31/2004

The Company incurred a net loss of ($751,602) or ($0.062) per share for Fiscal 2005 after a charge of $203,782 for share-based compensation. The loss before share-based compensation for Fiscal 2005 was ($547,820) or ($0.045) per share. This figure compares to a net loss of ($356,838) or ($0.043) per share Fiscal 2004.

Operations for Fiscal 2005 generated no revenue. Expenses for Fiscal 2005 consisted primarily of a charge for share-based compensation, professional consulting fees, as well as management fees and other administrative expenses. There were no extraordinary items charged to income. Investor relations, consulting fees, travel, and transfer agent and filing fees were higher during Fiscal 2005, reflecting the Company's increased scope of activities and required regulatory filings, including the costs associated with the equity financings that were completed during Fiscal 2005.

During Fiscal 2005, the Company spent $820,730 on mineral property exploration. This compares with $369,646 spent on mineral property exploration during Fiscal 2004.

Le Tac Project – $334,909

During Fiscal 2005 the Company completed its work program targeting an extensive quartz vein located under Lichen Lake. The program consisting of 5.2 km of grid establishment, 4.2 km of total field magnetic and of VLF-EM surveying, and 8 diamond drill holes for a total of 2,271.0 metres. The drill holes were planned to test the vertical and strike extension of the vein.

Logging and sampling of the Le Tac 2005 drill holes were completed and all assay results were received. Intersections of the vein were entirely sampled. Results indicate that the vein narrows and pinches at depth. The thickest and best-mineralized sections of the vein appear to be the result of folding and fracturing of the vein.

Four selected samples were sent for petrographic analysis and classification and eight samples were sent for caustic fusion in order to assess their diamond potential. No macro or micro diamonds were recovered.

Camflo West Project – $148,501

During Fiscal 2005 field visits were made to the 2M/5M property in order to assess the condition of the field grid cut in 1994. A decision was made to re-cut the grid and extend it to cover newly acquired claims. Line cutting was initiated with 94 kilometres of a planned 187 kilometres completed by August 31, 2005.

Mapping and channel sampling of the Burbank showing strip area, excavated in November 2004, was completed. A total of 61 samples were taken and sent for assay. The channel samples returned several anomalous gold values over the strip zone.

The New Gold showing, located some 1,200 metres to the east of the Burbank showing, was mechanically stripped and washed. The stripping uncovered an important veined and mineralized shear system. A total of 47 samples were taken and assayed for gold and a multi-element suite.

Blondeau Project– $103,149

In the summer of 2004, a reconnaissance and re-evaluation program was completed by Innovexplo Inc., an independent consulting firm based in Val-d'Or, together with further evaluation of the property using satellite imagery. During Fiscal 2005 the Company conducted a sampling program to outline a series of targets to be tested at a later date.

Boyvinet Project – $94,042

During Fiscal 2005, NioGold carried-out a work program consisting of 3.1 km of grid establishment, 2.8 km of total field magnetic surveying, and 5 diamond drill holes for a total of 442.7 metres. The drill holes were planned to confirm the intersection of hole 81-21 and verify the east and west extension of a potential high-grade structure. Logging and sampling of the Boyvinet 2005 drill holes were completed and all assays results were received. The program failed to confirm or extend high-grade mineralization intersected in hole 81-21.

Montviel Carbonatite Project – $67,777

During Fiscal 2004 a geophysical interpretation of the property was completed. During Fiscal 2005 the Company commissioned two geophysical reports and attended to claim renewals. Twenty-four additional mining claim units, for a total of 1,332 hectares, were map staked in order to cover the entire geophysical footprint of the intrusive complex.

An orientation soil sampling line was completed across the Montviel intrusive complex. The sample line extended over 3.9 kilometres and samples were taken at 50-metre intervals.

Goeland-Waswanipi Project – $21,963

During Fiscal 2004 the Company commenced sampling and assaying of targets outlined during the 2003 airborne geophysical study. During Fiscal 2005 the Company completed the sampling of 17 targets.

Vassan Project – $12,264

During Fiscal 2005 the Company completed the re-logging and sampling of three diamond drill holes for assessment credit purposes and to increase assay coverage.

Property Acquisitions and Dispositions

On October 24, 2004, the Company acquired a 100% interest in the 2M/5M property in the Malartic Gold Camp, consisting of 57 mineral claims covering 2,137 hectares in Malartic Township, Quebec for cash consideration of $7,000.

On March 24, 2005, the Company entered into an agreement to acquire a further six mining claims covering 160 hectares in Malartic Township, Quebec, for 400,000 common shares of the Company.

On June 20, 2005, the Company entered into an agreement to acquire a 100% interest in nine mining claims located in Malartic Township, Quebec, for consideration of 200,000 common shares.

On July 15, 2005, the Company entered into an agreement to acquire a 100% interest in a further 13 mining claims covering 230.2 hectares in Malartic and Fourniere Townships, Quebec, for consideration of $15,000 cash.

These 85 claims in Malartic Township are collectively known as the Camflo West project.

On May 13, 2005, the Company announced that it had purchased a block of 19 contiguous mineral claims covering 301 hectares in Vassan Township, Quebec for cash consideration of $1,000.

During Fiscal 2005 the Company issued 450,000 shares to the vendor of the Montviel Carbonatite and Goeland-Waswanipi claims, thereby fulfilling its obligations under the December 13, 2002 acquisition agreement and increasing its interest in the properties to 100%.

During Fiscal 2005 the Company terminated its August 8, 2003 agreement to acquire various mineral claims located in the Lacroix Township of Quebec and wrote off accumulated costs of $37,719.

Fiscal 2004 Ended 8/31/2004 vs. Fiscal 2003 Ended 8/31/2003

For the fiscal year ended August 31, 2004, the Company incurred a net loss of ($356,838) or ($0.043) per share. This figure compared to a net loss of ($204,878) or ($0.043) per share for the previous fiscal year. The increase in net loss generally reflected the Company's return to active exploration activity and increased general and administrative costs as a result.

Operations during Fiscal 2004 generated no revenue. Expenses for Fiscal 2004 consisted primarily of exploration expenses and professional consulting fees, as well as accounting and legal fees, management fees and other administrative expenses. There were no extraordinary items charged to income.

During Fiscal 2004, the Company spent $361,923 on mineral property exploration and qualified for refundable mining exploration tax credits of $81,332, for a net expenditure of $280,591. This compared with $118,663 spent on mineral property exploration during Fiscal 2003. Accounting and legal fees were $74,758 for Fiscal 2004, up by $15,760 from Fiscal 2003, reflecting the Company's increased scope of activities and required regulatory filings, the final costs of the Company's reactivation, which was completed in Fiscal 2004, as well as a number of completed financings including the costs associated with a prospectus financing which was ultimately completed in several tranches subsequent to the end of Fiscal 2004. General and administrative expenses were $282,080, up by $136,200 as compared to Fiscal 2003.

Liquidity and Capital Resources

The Six Months Ended 2/28/2007

Cash and cash equivalents of the Company are all held in Canadian dollars.

The Company had a working capital position of $1,468,456 at February 28, 2007 compared to a working capital position of $285,953 at February 28, 2006.

Subsequent to the end of this fiscal period, the Company completed one private placement financing, as described in ITEM 4. INFORMATION ON THE COMPANY, Financings, which provided capital in the amount of $7,151,160.50.

Management believes that its current working capital position, which includes the proceeds of the recent financing, is sufficient to complete its operations through the end of Fiscal 2007, ending August 31st, if the share purchase options or share purchase warrants are not exercised, NioGold will have to attempt to raise additional funds through additional private placements.

The Company's remaining obligations pertaining to the Marban Block and the Gold Hawk Claims are as follows:

Marban Block

NioGold must pay $200,000 and issue 500,000 common shares to the vendor and incur a minimum of $2,500,000 of exploration expenses by February 21, 2006 in order to earn its 100% interest in this property.

Gold Hawk Claims	NioGold must pay $30,000 and issue 200,000 common shares to the vendor and incur at least $250,000 of exploration expenses by March 6, 2009 in order to earn its 100% interest in this property.

Net changes in non-cash working capital balances utilized $40,104 of cash for the six months ended February 28, 2007, decreasing cash utilized in operating activities to $202,621. During the prior period, net changes in non-cash working capital balances provided $34,041 of cash, increasing cash utilized in operating activities to $267,694.

Fiscal 2006 Ended 8/31/2006

The Company reported working capital of $2,210,913 at August 31, 2006 compared to working capital of $574,777 at August 31, 2005, representing an increase in working capital by $1,636,136. The increase in working capital was the result of the fact that NioGold raised $1,904,700 more capital during Fiscal 2006 as compared to Fiscal 2005. As at August 31, 2006, the Company had net cash on hand of $2,132.189 compared to $459,790 at August 31, 2005. Financing for the Company’s operations was funded primarily from the sale of common stock as described earlier in ITEM 4. INFORMATION ON THE COMPANY, Financings.

Current assets excluding cash at August 31, 2006 increased by $209,764, from $179,161 at August 31, 2005 to $388,925 at August 31, 2006. The increase in current assets is attributable to an increase in investments in the amount of $37,500 and an increase in accounts receivable in the amount of 187,848.

Current liabilities as at August 31, 2006, which mainly consisted of accounts payable and accrued liabilities, increased by $246,027. This increase resulted from outstanding payables to various exploration vendors.

Changes in non-cash working capital balances were $73,762 of cash for the fiscal year ended August 31, 2006, decreasing cash utilized in operating activities to $410,647. During the prior period, net changes in non-cash working capital balances were $174,461, decreasing cash utilized in operating activities to $598,983.

During the period, the Company utilized an aggregate of $445,247 of its cash to acquire various interests in resource properties, utilized $1,454,600 for deferred exploration and $27,297 to purchase equipment. These expenditures are disclosed in Item 4.D. Property, Plant and Equipment.

Cash used for Operating Activities during the year ended 8/31/2006 was ($410,647) including the net loss for the fiscal year of ($834,209). The adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $116,597 stock based compensation in the amount of $151,866; and, a write down of mineral properties in the amount of ($181,337).

The amortization was attributed to computer equipment; mining equipment; office furniture and equipment; and, vehicles. Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the rates set out below. In the year of acquisition, amortization is provided at one-half the annual rate.

Computer equipment:

30% to 50%

Mining equipment:

20%

Office furniture and equipment:

20%

Vehicles:

30%

The stock based compensation was related to the stock options, which were granted to directors and consultants of the Company.

The Company wrote off its investment in the properties located in the Goeland-Waswanipi Region of Quebec because of management’s decision to focus on the other properties.

Effective September 1, 2004, the Company adopted the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based payments”, which recommends the fair value-based methodology for measuring all compensation costs. Under this method the fair value of share options awarded is recognized as an expense with a corresponding charge to contributed surplus. This change has been applied prospectively.

The Company granted 805,000 stock options to directors and employees during the year ended 8/31/2006 and cancelled 800,000 stock options, which were previously issued.

During the period, the Company generated cash of $210,000 from the exercise of 700,000 warrants at a price of $0.30 per share. The Company also raised $3,649,200 from the sale of common stock as described in ITEM 4. INFORMATION ON THE COMPANY, Financings.

The other sources of funds potentially available to the Company are through the exercise of outstanding 224,800 share purchase warrants at a price of $0.25 per share which expire December 30, 2007, 840,000 share purchase warrants at $0.30 per share which expire April 20, 2007, and 6,140,000 share purchase warrants at $0.35 per share which expire April 30, 2007. Additional capital is also potentially available to the Company through the exercise of 1,650,000 outstanding share purchase options at $0.30 per share. 300,000 of these options expire on October 31, 2008; 450,000 expire on February 21, 2010; 275,000 expire on April 25, 2010; 350,000 expire on February 16, 2011; and, 275,000 expire on March 14, 2011. There are also 180,000 share purchase options, which are exercisable into one common share at a price of $0.31, which expire on May 19, 2011. There can be no assurance, whatsoever, that any of these outstanding share purchase warrants or share purchase options will be exercised.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in these resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Fiscal 2005 ended 8/31/2005

As at 8/31/2005, NioGold had working capital of $574,777 as compared to working capital of $70,632 at 8/31/2004. The increase in working capital of $504,145 was due to the financing which occurred during Fiscal 2005 as described above in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS. Cash and cash equivalents of $459,790 represented the majority of the current asset position at 8/31/2005 and the current liabilities of $310,201 were simply debts incurred in the normal course of business such as monthly rent, current amounts owing for property investigation costs, regulatory and filing fees and travel. None of these liability accounts were past due and were paid as agreed.

Cash used for Operating Activities during the year ended 8/31/2005 was ($598,983) including the net loss for the fiscal year of ($751,602). The adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $11,818; stock based compensation in the amount of $203,782; and, a write down of mineral properties in the amount of ($37,719).

The amortization was attributed to computer equipment; mining equipment; office furniture and equipment; and, vehicles. Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the rates set out below. In the year of acquisition, amortization is provided at one-half the annual rate.

Computer equipment:

30% to 50%

Mining equipment:

20%

Office furniture and equipment:

20%

Vehicles:

30%

The stock based compensation was related to the stock options, which were granted to directors and consultants of the Company.

The Company wrote off its investment in the properties located in the Lacroix Township of Quebec because of management’s decision to focus on the other properties.

Effective September 1, 2004, the Company adopted the CICA Handbook Section 3870 “Stock Based Compensation and Other Stock-Based payments”, which recommends the fair value-based methodology for measuring all compensation costs. Under this method the fair value of share options awarded is recognized as an expense with a corresponding charge to contributed surplus. This change has been applied prospectively.

The Company granted 1,175,000 stock options to directors and employees during the year ended 8/31/2005. The Company also repriced 650,000 share purchase options lowering the exercise price from $0.54 per share to $0.30 per share.

Cash Used for Investing Activities during the year ended 8/31/2005 totaled ($1,901,010) which consisted of expenditures on NioGold ’s mineral properties, and the purchase of furniture, equipment and leasehold improvements. The expenditures associated with the mineral properties are described in ITEM 4.B BUSINESS OVERVIEW; ITEM 4.D, PROPERTY PLANT AND EQUIPMENT and ITEM 5, OPERATING AND FINANCIAL REVIEW AND PROSPECTS (Results of Operations, Fiscal 2005, Ended 8/31/2005 vs. Fiscal 2004, Ended 8/31/2004).

Cash Provided by Financing Activities during Fiscal 2005 was $964,675 and consisted of the cash received for the issuance of common shares as described in ITEM 4. INFORMATION ON THE COMPANY, FINANCINGS.

US GAAP Reconciliation

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and conform with United States generally accepted accounting principles (“U.S. GAAP”) in all material respects except as noted below:

Resource properties – Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established.  Under U.S. GAAP, resource properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed, as there are no capitalized properties for U.S. GAAP purposes.

Short-Term Investments – Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value.  Under US GAAP, portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair market value.  Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in a separate component of shareholders’ equity, net of related income tax, until realized.

Reconciliation of losses reported to U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	8/31/06	8/31/05	8/31/04

Loss under Canadian GAAP	($834,209)	($751,602)	($356,838)
U.S. GAAP Adjustments:
Mineral property costs expensed	($1,670,849)	($1,005,048)	($495,814)

Loss under U.S. GAAP	($2,505,058)	($1,756,650)	($852,652)

Loss per share under U.S. GAAP	($0.11)	($0.14)	($0.10)

Numerators and denominators of basic and diluted earnings per share under U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	8/31/06	8/31/05	8/31/04
Numerator:
Loss under U.S. GAAP	($2,505,058)	($1,756,650)	($852,652)
Denominator:
Weighted average common shares	23,166,000	12,154,000	8,288,000

Basic & diluted earnings (loss) per share	($0.11)	($0.14)	($0.10)

Reconciliation of total assets, liabilities and shareholder equity to U.S. GAAP

	As at	As at
	8/31/06	8/31/05

Total assets under Canadian GAAP	$6,310,356	$2,746,644
U.S. GAAP Adjustments:
Appreciation of short-term investments	$13,125	-
Mineral property costs expensed	($3,740,921)	($2,070,072)

Total assets under U.S. GAAP	$2,582,560	$676,572

Total liabilities under Canadian & U.S. GAAP	$310,201	$64,174

Total shareholders’ equity under Canadian GAAP	$6,000,155	$2,682,470
U.S. GAAP Adjustments:
Unrealized gain on short-term investments	$13,125	-
Mineral property costs expensed	($3,740,921)	($2,070,072)

Total shareholders’ equity under U.S. GAAP	$2,272,359	$612,398

Total liabilities and shareholders’ equity under U.S. GAAP	$2,582,560	$676,572

Statements of Cash Flows prepared under U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	8/31/06	8/31/05	8/31/04
Operations:
Loss under U.S. GAAP	($2,505,058)	($1,756,650)	($852,652)
Add (deduct) items not involving cash
Amortization	$16,597	$11,818	$9,663
Stock-based compensation	$151,866	$203,782	-
Shares issued for mineral properties	$279,500	$241,500	$207,500
Changes in non-cash working capital	$73,763	($100,700)	($111,690)

Cash used in operations	($1,983,332)	($1,400,250)	($747,179)

Financing Activities:
Shares subscribed for cash	$3,683,028	$1,824,833	$563,812
Deferred offering costs	-	-	-

Cash generated by financing activities	$3,683,028-	$1,824,833	$563,812

Investing Activities:
Equipment acquired	($27,297)	($21,138)	($9,687)

Cash used in investing activities	($27,297)	($21,138)	($9,687)

Change in cash	$1,672,399	$403,445	($193,054)
Cash, opening	$459,790	$56,345	$249,399

Cash, closing	$2,132,189	$459,790	$56,345

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of August 31, 2006, the Company had 1,830,000 (2005 – 1,825,000; 2004 – 650,000) stock options outstanding and 7,480,850 (2005 – 4,636,227; 2004 – 2,582,837) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Recent Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

5.E.  Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations

The following shows the Company's contractual obligations:

Contractual Obligations	Total	1 – 3 Years	4 – 5 Years	After 5 Years

The Company has no contractual obligations.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

These critical accounting policies include:

Resource Properties and Deferred Exploration Costs

The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.  No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

Asset Retirement Obligations

Effective April 1, 2004, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations.  The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense.  The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of March 31, 2006, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

Name	Age	Date First Elected of Appointed

Michael Iverson, President, CEO and Director (1)	54	January 28, 1998
Jacques Brunelle, Director (1)	46	June 1, 2003
Rock Lefrancois, Secretary, V.P. of Exploration and Director	45	February 28, 2006
Arden Morrow, Director (1)	61	May 9, 2006
Jean Lafleur, Director	52	February 28, 2006
Michele N. Marrandino, Director	50	February 6, 2007

(1) Member of the audit committee.

Michael Iverson is the President, Chief Executive Officer and a Director of NioGold.

Mr. Iverson has been the President of NioGold for the past year. Prior to that he was involved full-time with the Company since 1998 as both an officer and director. His experience in the resource industry goes back thirty years. He entered the industry initially as a development miner and an underground miner. He worked his way up to executive positions in various mining companies  and then in 1998 joined the Company where is since became the President.

Mr. Iverson spends 100% of his time on the affairs of NioGold.

Rock Lefrancois is a Director, the Corporate Secretary and the Vice President of Exploration of NioGold.

From 1982 until 1987 he studied at Concordia University in Montreal, Quebec where he graduated with a Bachelor of Science degree in Specialization Geology. He is a current member of both the Society of Economic Geologists and the Ordre des Geologues du Quebec.

From November 1994 until December 1995 he was a geologist employed by Cambior Exploration S.A. de C.V., a public company unrelated to NioGold. From 1996 until 2001 he was a Senior Geologist with Aur Resources Inc., a public company unrelated to NioGold. From 2002 until 2005 he was a Senior Geologist employed by Strateco Resources Inc., a public company unrelated to NioGold. He joined NioGold in 2005 and has served as the Vice-President of Exploration and as a member of the Board of Directors since 2006.

Mr. Lefrancois spends 100% of his time on the affairs of NioGold.

Jacques Brunelle is a Director of NioGold.

Mr. Brunelle was the President and CEO of NioGold from 2003 until 2006 when Michael Iverson was appointed President of the Company. Mr. Brunelle resigned his position as President to assume a more active role in eastern Canada with the Company’s properties in Quebec and to coordinate communications with shareholders located there. From 2002 until he joined NioGold in 2003 he was the President of Nomans Resources, a private exploration company wholly owned by Mr. Brunelle.

Mr. Brunelle devotes 50% of his time to the affairs of NioGold.

Arden Morrow is a Director of NioGold.

Mr. Morrow is a Mining Engineer with over 30 years of professional experience in the exploration, development and operation of mineral projects. He is the President, CEO and a Director of Northland Resources Inc., an unrelated public company that trades on the TSX Venture Exchange under the symbol “”NAU”, the Oslo Stock Exchange under the symbol “NAUR” and the Frankfurt Stock Exchange under the symbol “NBS”. He has held this position since 2004. He also is the owner and Chief Executive Officer of Lehigh Minerals & Construction Co., which is located in Sedalia, Colorado. He has been involved actively with this company since 2001. From 1978 thru 2001 he was the President and a Director of Western States Minerals Corporation, a private company, located in Lakewood Colorado, unrelated to NioGold.

Mr. Morrow devotes 5% of his time to the affairs of NioGold.

Jean Lafleur is a Director of NioGold.

Mr. Lafleur is a Professional Geologist with 25 years of experience in various capacities within the mineral exploration field, including company, project and property evaluations and audits, project planning and execution, supervision and management, and resource estimated.

He received both B.Sc. and M.Sc. degrees in Geology from the University of Ottawa. From 2003 until the present time he has acted as a Geological and Management Consultant. From 2003 until 2006 he was the Vice President of Exploration for Crowflight Minerals and Beartooth Platinum, two publicly traded companies both unrelated to NioGold. From 1998 until 2003, he was the Vice President, Exploration of McWatters Mining Inc., a public company unrelated to NioGold.

Mr. Lafleur devotes 5% of his time to the affairs of NioGold.

Michele Marrandino is a Director of NioGold. Mr. Marrandino graduated from the British Columbia Institute of Technology in 1983 with a degree in mechanical engineering and then received a second degree in industrial engineering from the same institution in 1984. He was the president of Pacific west Mercantile Corp., a private company unrelated to NioGold, from April 1992 until his retirement in August 2006.

Mr. Marrandino devotes 5% of his time to the affairs of NioGold.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during the year ended 3/31/2005 was CDN$50,951 in consulting fees and CDN$71,159 in professional fees paid to directors and officers of the Company.

Table No. 7

Officer and Director Compensation

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/ Units Subject to Resale Restrictions ($)	LTIP Pay- outs ($)	All Other Compen-sation ($)
Jacques Brunelle, Former President and CEO	2006 2005 2004	90,000 85,000 60,000	Nil Nil Nil	Nil Nil Nil	Nil 250,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Michael Iverson, current President and CEO	2006 2005 2004	93,000 79,500 54,000	Nil Nil Nil	6,000 6,000 6,000	Nil 150,000 100,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Table No. 8

Stock Option Grants in Fiscal 2006 and Fiscal 2007 to 5/1/2007

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant
B. N. Scharfe (Consustant)	50,000	14%	$0.30	02/17/06	02/16/11	$0.220
Jean LaFleur, Director	200,000	57%	$0.30	02/17/06	02/16/11	$0.220
Rock LeFrancois, Officer/Director	100,000 50,000	29% 28%	$0.30 $0.31	02/17/06 05/19/06	02/16/11 05/19/11	$0.220 $0.320
	100,000	57%	$0.35	01/17/07	01/17/12	$0.350

Arden B. Morrow, Director	250,000	91%	$0.30	03/14/06	03/14/11	$0.280
Toby Lim, (Consultant)	25,000	9%	$0.30	03/14/06	03/14/11	$0.280
R.G. Leber, (Consultant)	40,000	22%	$0.30	05/19/06	05/19/11	$0.230
	25,000	5%	$0.28	12/12/06	12/12/11	$0.245
J. Davy, (Consultant)	25,000	14%	$0.30	05/19/06	05/19/11	$0.320
	25,000	5%	$0.28	12/12/06	12/12/11	$0.245
P. Brassard, (Consultant)	20,000	11%	$0.30	05/19/06	05/19/11	$0.320
	250,000	100%	$0.38	02/19/07	02/19/12	$0.380
	10,000	2%	$0.28	12/12/06	12/12/11	$0.245
D. Gagnon (Consultant)	20,000	11$	$0.30	05/19/06	05/19/11	$0.320
D. Manseau, (Consultant)	25,000	14%	$0.30	05/19/06	05/19/11	$0.320
S. Bourdouxhe, (Consultant)	25,000	5%	$0.28	12/12/06	12/12/11	$0.245
G. Bacon, (Consultant)	25,000	5%	$0.28	12/12/06	12/12/11	$0.245
A. Lefrancois (Consultant)	20,000	4%	$0.28	12/12/06	12/12/11	$0.245
W. Smith, (Consultant)	100,000	19%	$0.28	12/12/06	12/12/11	$0.245
Coal Harbor Communications, (Consultant)	200,000	38%	$0.28	12/12/06	12/12/11	$0.245
Alexander Korelin (Consultant)	75,000	43%	$0.35	01/17/07	01/17/12	$0.350
M. Marrandino, Director	100,000	100%	$0.47	02/06/07	02/06/12	$0.45

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2006 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9

Aggregated Stock Options Exercises in Fiscal 2006

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

Senior Management or Directors exercised no stock options during Fiscal 2006 or Fiscal 2007 to date.

Director Compensation.  NioGold had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of NioGold  other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  NioGold may grant stock options to Directors, Senior Management and employees. 805,000 stock options were granted and none were exercised during Fiscal 2006 and thru 2/15/2007. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  NioGold had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of NioGold in Fiscal 2004 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., NioGold had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to NioGold 's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by NioGold during Fiscal 2004 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

NioGold has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of NioGold and reviews with the independent auditors the scope and results of NioGold’s audits, NioGold’s internal accounting controls, and the professional services furnished by the independent auditors to NioGold .  The current members of the Audit Committee are: Michael Iverson, Jacques Brunelle and Arden Morrow.  The Audit Committee met twice during the year ended 8/31/2006.

6.D.  Employees

As of 8/31/2006, NioGold had 11 employees/independent contractors, excluding the Senior Management.

6.E.  Share Ownership

Table No. 10 lists, as of 5/1/2007, Directors and Senior Management who beneficially own NioGold’s voting securities, consisting solely of common shares, and the amount of NioGold’s voting securities owned by the Directors and Senior Management as a group.

Table No. 10

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

Title of Class	Name of Beneficial Owner		Amount and Nature of Beneficial Ownership	Percent of Class

Common	Michael Iverson	(1)	1,194,000	3.8%
Common	Jacques Brunelle	(2)	590,000	1.8%
Common	Rock Lefrancois	(3)	448,000	1.3%
Common	Arden Morrow	(4)	250,000	0.01%
Common	Jean Lafleur	(5)	200,000	0.01%
Common	Michele Marrandino	(6)	255,000	0.01
	Total Directors/Management 5% Holders		2,937,000	6.93%

(1)

Of these shares, 250,000 are represented by currently exercisable share purchase options and 157,000 are represented by currently exercisable share purchase warrants. 300,000 of these shares are held in the name of Susan Iverson, the wife of Michael Iverson and 150,000 are represented by currently exercisable share purchase warrants also in the name of Susan Iverson

(2)

Of these shares, 350,000 are represented by currently exercisable share purchase options and 60,000 are represented by currently exercisable share purchase warrants.

(3)

Of these shares, 350,000 are represented by currently exercisable share purchase options and 30,000 are represented by currently exercisable share purchase warrants.

(4)

Of these shares, 250,000 are represented by currently exercisable share purchase options; and 0 are represented by currently exercisable share purchase warrants.

(5)

Of these shares, 200,000 are represented by currently exercisable share purchase options and 0 are represented by currently exercisable share purchase warrants.

(6)

Of these shares, 100,000 are represented by currently exercisable share purchase options and 50,000 are represented by currently exercisable share purchase warrants.

# Based on 32,885,123 shares outstanding as of 5/1/2007.

Stock Options.  The terms of incentive options grantable by NioGold  are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  NioGold adopted a formal written stock option plan (the "Plan") on 3/25/2005. At the Annual Meeting held on January 25, 2007, Shareholders approved revisions to the Company’s Stock Option Plan.

The principal purposes of NioGold’s Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

Under Policy 4.4 of the TSX Venture Exchange, "rolling" stock option plans must receive approval of the shareholders on a yearly basis. The Board of Directors of the Company adopted a rolling stock option plan at the annual general meeting held on March 25, 2005. Accordingly, Shareholders passed an ordinary resolution approving the Company's stock option plan (the "Plan") details of which are set forth below again at the annual general meeting held on January 25, 2007.

The Stock Option Plan reserves a rolling maximum of 10% of the issued shares of the Company at the time of a stock option grant, with no vesting provisions;

No more than 5% of the Common Shares outstanding at the time of grant may be reserved for issuance to any one individual in any 12-month period;

No more than 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any Consultant (as defined by the Exchange) in any 12-month period;

No more than an aggregate of 2% of the Common Shares outstanding at the time of grant may be reserved for issuance to any Employee (as defined by the Exchange) conducting Investor Relations Activities (as defined by the Exchange) in any 12 month period;

The minimum exercise price of an incentive stock options cannot be less than the Market Price (as determined by the Exchange) of the Common Shares less any applicable discount pursuant to the Policies of the Exchange;

Options may have a maximum exercise period of five years, unless the Company is listed on Tier 1 of the Exchange in which event they may have a maximum exercise period of ten years;

Options are non-assignable and non-transferable; and

The Stock Option Plan contains provisions for adjustment in the number of Common Shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the Common Shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors/Executive Officers of NioGold to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 12/5/06, as well as the number of options granted to Directors and independent contractors.

Table No.l1

Stock Options Outstanding

Name	Number of Options Granted	Exercise Price per Share	Grant Date	Expiration Date

Officers/Directors
Michael Iverson	100,000	$0.30	10/31/2003	10/31/2008
	150,000	$0.30	02/21/2005	02/21/2010
Jacques Brunelle	100,000	$0.30	10/31/2003	10/31/2008
	250,000	$0.30	02/21/2005	02/21/2010
Rock Lefrancois	100,000	$0.30	04/25/2005	04/25/2010
	100,000	$0.30	02/17/2006	02/16/2011
	50,000	$0.31	05/19/2006	05/19/2011
	100,000	$0.35	01/17/2007	01/17/2012
Arden Morrow	250,000	$0.30	03/14/2006	03/14/2011
Jean LaFleur	200,000	$0.30	02/17/2006	02/16/2011
Michele Marrandino	100,000	$0.47	02/06/2007	02/06/2012

Consultants	100,000	$0.30	10/31/2003	10/31/2008
	100,000	$0.30	12/07/2004	12/07/2009
	25,000	$0.30	04/25/2005	04/25/2010
	25,000	$0.30	03/14/2006	03/14/2011
	110,000	$0.31	05/19/2006	05/19/2011
	430,000	$0.28	12/12/2006	12/12/2011
	75,000	$0.35	01/17/2007	01/17/2012
	250,000	$0.38	02/19/2007	02/19/2012
	450,000	$0.41	03/12/2007	03/12/2012

Total Officers/Directors	1,500,000
Total Consultants	1,565,000
	3,065,000
Total Outstanding

____________________________________________________________________________

Flow-Through Shares

Proceeds from the sale of Flow-Through common shares that are used to fund certain types of mineral exploration and development work in Canada may qualify for tax credits under the Income Tax Act of Canada. Qualifying expenditures made by eligible individuals and corporations conducting exploration in Canada may receive tax credits.

Common shares of exploration and development companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares. Under the sales of such Flow-Through shares, the Company will renounce and distribute any credits received under the program to the purchasers of the Flow-Through shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 10.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  NioGold ’s major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

On 2/28/2007, NioGold’s shareholders’ list showed 35,028,184 common shares outstanding and 175 registered shareholders.  Of these shareholders 164 are located in Canada; 6 are located in the United States and 5 are located elsewhere. The Canadian shareholders own 34,959,749 common shares; the U.S. shareholders own 53,427 common shares; and, the other shareholders own 15,008 common shares.

7.A.3.  Control of the Company  NioGold  is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  NioGold  is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During Fiscal 2006, ended August 31st, the Company paid Michael Iverson, the President management fees in the amount of $93,000 and rent payments in the amount of $6,000.

During Fiscal 2006, ended August 31st, the Company paid Jacques Brunelle, the former President and a Director of the Company, $90,000 in consulting fees.

During the latest fiscal quarter for which financial statements are available, November 30, 2006, the Company paid Michael Iverson $25,500 in management fees and $1,500 for rent. During this period, the Company also paid Jacques Brunelle $15,000 for consulting fees.

Management believes that all of these transactions were on terms at least as favorable to NioGold as could have been obtained from unaffiliated third parties.

Indirect Payments

See Item 7.B Related Party Transactions

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.

There have been no transactions since 5/1/2007, or proposed transactions, which have materially affected or will materially affect NioGold in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

NioGold 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of NioGold, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Robert W.R. Bishop, Chartered Accountant for fiscal 2006, 2005 and 2004 are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of NioGold do not know of any material, active or pending, legal proceedings against them; nor is NioGold involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of NioGold know of no active or pending proceedings against anyone that might materially adversely affect an interest of NioGold.

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the symbol "NOX".

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last ten fiscal quarters, and last five fiscal years.

______________________________________________________________________________

______________________________________________________________________________

Table No. 12

TSX Venture Exchange (formerly the Canadian Venture Exchange)

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 04/30/07	$0.410	$0.340
Month Ended 03/31/07	0.450	0.350
Month Ended 02/28/07	0.570	0.360
Month Ended 01/31/07	0.395	0.250
Month Ended 12/31/06	0.285	0.200
Month Ended 11/30/06	0.250	0.165
Month Ended 10/31/06	0.220	0.160

Fiscal Year Ended 8/31/2006	0.425	0.130
Fiscal Year Ended 8/31/2005	0.450	0.150
Fiscal Year Ended 8/31/2004	0.740	0.290
Fiscal Year Ended 8/31/2003	0.450	0.040
Fiscal Year Ended 8/31/2002	0.130	0.040

Fiscal Quarter Ended 02/28/2007	0.570	0.200
Fiscal Quarter Ended 11/30/2006	0.300	0.160
Fiscal Quarter Ended 08/31/2006	0.300	0.225
Fiscal Quarter Ended 05/31/2006	0.425	0.270
Fiscal Quarter Ended 02/28/2006	0.410	0.145
Fiscal Quarter Ended 11/30/2005	0.250	0.130
Fiscal Quarter Ended 08/31/2005	0.190	0.150
Fiscal Quarter Ended 05/31/2005	0.330	0.150
Fiscal Quarter Ended 02/28/2005	0.370	0.290
Fiscal Quarter Ended 11/30/2004	0.450	0.300

9.A.5.  Common, First Preferred and Second Preferred Share Description

Registrar/Common Shares Outstanding/Shareholders

The authorized capital of NioGold consists of an unlimited number of common shares in registered form with no par value and an unlimited number of preferred shares with no par value.

Pacific Corporate Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants

Refer to ITEM 6.E. and Table No. 11 for additional information.

Table No. 13 lists, as of 5/1/2007, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 13

Share Purchase Warrants Outstanding

______________________________________________________________________________

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants

April 20, 2006	6,140,000	6,140,000	$0.35	Nil	April 20, 2007
April 20, 2006	840,000	840,000	$0.30	Nil	April 20, 2007
December 30, 2005	224,800	224,800	$0.25	$0.25	December 30, 2007
April 18, 2007	9,904,762	9,904,762	$0.70	$0.70	October 18, 2008

______________________________________________________________________________

9.C.  Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Vancouver, British Columbia.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of 5/1/2007, there were an unlimited number of common shares authorized and an unlimited number of preferred shares authorized.

As of 5/1/2007, there were 55,840,967 common shares issued and no preferred shares were issued.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

NioGold  has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2002	Private Placement	2,000,000	$100,000
	Debt Settlement	3,150,000	$315,000

Fiscal 2003	Debt Settlement	2,266,667	$255,000
	Private Placement	901,140	$315,400
	For mineral properties	700,000	$245,000

Fiscal 2004	Private Placement	1,681,697	$588,594
	Private Placement	285,600	$200,000
	For mineral properties	125,000	$50,000
	For mineral properties	450,000	$157,500

Fiscal 2005	For mineral properties	450,000	$157,500
	Prospectus financing	3,400,000	$1,360,000
	For mineral properties	200,000	$50,000
	Private Placement	2,678,480	$670,000
	For mineral properties	200,000	$34,000

Fiscal 2006	For mineral properties	50,000	$20,000
	For mineral properties	150,000	$36,000
	Prospectus Financing	2,248,000	$562,000
	Private Placement	800,000	$200,000
	For mineral properties	500,000	$155,000
	For mineral properties	200,000	$56,000
	Private Placement	12,140,000	$2,887,200
	For mineral properties	200,000	$50,000
	Exercise of share purchase warrants	700,000	$210,000

Fiscal 2007	Private Placement	1,000,000	$250,000
to date	Private Placements	20,812,744	$7,151,160.50
	For mineral properties	200,000	$74,000
	Exercise of share purchase options	170,000	$51,200
	Exercise of share purchase warrants	773,100	$267,555

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

NioGold Mining Corp. (“NioGold” or the “Company”) was incorporated as “Penn-Gold Resources Inc.” on March 30, 1988 under the British Columbia Company Act. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on April 7, 1998, the Company changed its name from Penn-Gold Resources Inc. to Moreno Ventures Inc. and on September 25, 2003 to NioGold Mining Corp.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Part 17 of the Company’s Articles and Division 3 of the New Act, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him, subject to the New Act.

Part 16 of the Company’s articles address the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the New Act. Part 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. Part 18 details the proceedings of directors. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Part 8 details the borrowing powers of the Directors. They may, on behalf of the Company:

•

Borrow money in a manner and amount, on any security, from thesources and on the terms and conditions that they consider appropriate;

•

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Part 21 provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled under Part 21. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without nominal or par value, and an unlimited number of preferred shares without nominal or par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Part 9 and subject to the New Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

(1)

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)

if the Company is authorized to issue shares of a class or shares with par value;

(a)

decrease the par value of those shares; or

(b)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

(6)

alter the identifying name of any of its shares; or

(7)

otherwise alter its share or authorized share structure when required or permitted to do so by the New Act.

Subject to Part 9.2 and the New Act, the Company may by special resolution:

(1)

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the New Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the New Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s revised articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C.  Material Contracts

1.

McWatters Mining Agreement

Under a purchase agreement between the Company and Raymond Chabot Inc., acting as Trustee for McWatters Mining Inc., the Company agreed to purchase McWatters’ interest in the Vassan, Malartic, and Marban properties for the payment of $15,000 cash.

2.

Audet Agreement

Under an option agreement between the Company and Leo Audet (the “Vendor”), the Company can earn a 100% interest in certain mineral claims located in the Malartic Townships of Quebec for the issuance of 200,000 common shares within 10 days of the receipt of all regulatory approvals and the issuances of an additional 200,000 common shares on or before April 30, 2006. The vendor retains a 1.5% NSR, which the Company may purchase at any time for the payment of $200,000.

3.

Audet and Robert Agreement

Under an option agreement between the Company and Leo Audet and Jean Robert (the “Vendors”), the Company can earn a 100% interest in certain mineral claims located in the Malartic Townships of Quebec by the issuance of 200,000 common shares within 10 days of the receipt of all regulatory approvals. The vendors retain a 1.5% NSR, which the Company may purchase any time for the payment of $200,000.

4.

Ressources Abitex Agreement

Under a purchase agreement between the Company and Ressources Abitex Inc. (the “Vendor”) and Michel Lavoie, Alain Auger, and Phil Sigouin (the “Original Vendors”) the Company agreed to purchase Ressources Abitex’s 100% interest in certain mineral claims located in the Malartic and Fourniere Townships, Quebec, for the payment of $15,000 cash. These claims have a 3% NSR held by the original vendors, which the Company and the original vendors agree to modify so that the Company may purchase one-half of the royalty (1.5% NSR) at any time for the payment of $1,500,000. The Company may purchase the remaining 1.5% NSR from the original vendors for additional consideration to be agreed upon by the parties at the time of the purchase.

5.

Gauthier Agreement

Under a option agreement between the Company and Jean-Luc Gauthier (the “Optionor”), the Company may earn a 100% interest in certain mineral claims located in the Malartic Township, Quebec, by issuing to the Optionor 150,000 common shares within 10 days of the receipt of all regulatory approvals. The Optionor retains a 1% NSR, which the Company may purchase at any time for the payment of $1,000,000.

6.

Aur Agreement

Under an option agreement between the Company and Aur Resources Inc. (the “Vendor”), the Company may earn a 100% interest in the Norlartic, First Canadian, and Marban properties by paying the Vendor $200,000 and issuing 500,000 common shares within 3 business days of the execution of the agreement, and paying a further $200,000 and issuing an additional 500,000 common shars on or before January 31, 2009. The Company is also required to incur minimum exploration expenditures of $450,000 on or before January 31, 2007, and a further $2,050,000 on or before January 31, 2009. Within 30 days of making an initial production decision on any mineral deposit on these properties, the Company shall pay the Vendor $5,000,000. The Vendor retains a 2% NSR on the Norlartic property, a 1% NSR on the First Canadian property, and 1% NSR on 50% of the production from the Marban property. The Company may purchase ½ of the NSR’s by paying the Vendor the sum of $1,000,000 at any time.

7.

Thundermin Agreement

Under an option agreement between the Company and Thundermin Resources Inc. (“The Vendor”), the Company can earn a 100% interest in the Gold Hawk Property by paying $20,000 and issuing 200,000 to the vendor within 3 business days of the execution of the agreement, as well as paying a further $30,000 and issuing an additional 200,000 common shares to the Vendor by February 15, 2008. The Company is also required to expend a minimum of $250,000 in exploration on or before February 15, 2009. The Vendor retains a 2% NSR, of which the Company may purchase ½ (1% NSR) by paying $1,000,000 at any time.

8.

Alexandria Agreement

Under an option agreement between the Company and Alexandria Minerals Corporation, Alexandria can earn a 70% interest in the Vassan Property from the Company by issuing 100,000 of Alexandria and incurring $65,000 in work on the property by the second anniversary of the agreement.

9.

Ressources Or-Bert Agreement

Under an agreement between the Company and 3253775 Canada Inc., d.b.a Ressources Or-Bert (the “Optionor”), the Company can earn a 100% interest in certain mineral claims located in the Blondeau and Guillet Townships in Quebec by paying the Optionor cash and issuing common shares under the following schedule:

i)

Paying $15,000 on or before July 21, 2003;

ii)

Issuing 50,000 common shares on or before August 15, 2003;

iii)

Issuing 50,000 common shares on or before August 15, 2004;

iv)

Issuing 50,000 common shares on or before August 15, 2005.

The Optionor retains a 1% NSR on the property.

10.

SearchGold Agreement

Under an option agreement between the Company and Searchgold Resources, Searchgold can earn a 70% interest in the Blondeau-Guillet property from the Company by paying Niogold $25,000 upon signature of the agreement and a further $25,000 on the first anniversary of the agreement; issuing to the Company 375,000 common shares upon regulatory approval of the agreement, and issuing a further 375,000 on the first anniversary of the agreement; and incurring $250,000 in exploration expenditures by the first anniversary of the agreement, an additional $150,000 on or before the second anniversary, and an additional $220,000 on or before the third anniversary.

11.

Ressources Maxima Agreement

Under an agreement between the Company and Ressources Maxima Inc. (the “Vendor”), the Company can earn a 100% interest in certain mining claims near the town of Mont-Laurier, Quebec, by paying the Vendor $25,000 upon signature, an additional $25,000 on the first anniversary date, and a further $50,000 on the second anniversary; issuing the Vendor 100,000 common shares upon receipt of approval of the agreement from the TSX-V, issuing a further 150,000 common shares on the first anniversary, and an additional 250,000 common shares on the second anniversary; and incurring $100,000 in exploration expenditures on or before the first anniversary, incurring an additional $150,000 on or before the second anniversary, and incurring a further $250,000 in exploration expenditures on or before the third anniversary. Upon a production decision on any part of the property, the Company will pay the Vendor a one-time payment of $500,000. the Vendor will retain a 2% NSR which the Company may purchase ½ (1% NSR) in the event commercial production is achieved by paying the Vendor $1,000,000.

12.

Northern Star Agreement

Under an option agreement between the Company and Northern Star Mining Corporation (the “Vendor”), the Company can earn a 50% interest in certain claims located in Malartic Township, Quebec, by paying the Vendor $10,000 upon signing the agreement, issuing 200,000 common shares upon receipt of TSX-V approval, and expending $200,000 on exploration expenditures on or before the second anniversary of the agreement.

Copies of the Material Contracts have been filed as exhibits to this Registration Statement.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of NioGold ’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of NioGold  on the right of foreigners to hold or vote securities of NioGold , except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of NioGold  by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of NioGold . "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.  This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).

To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation.

The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged.

If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts

NioGold’s financial statements for the years ended August 31, 2006, 2005, and 2004 have been audited by Robert R.W. Bishop, Chartered Accountant.  His   audit report is included with the related financial statements in this Registration Statement with his consent.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

---Not Applicable---

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY NIOGOLD/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

NioGold 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of NioGold, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Robert R.W. Bishop, Chartered Accountant, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

NioGold  has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation and By-Laws and Notice of Alteration

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts

McWatters Mining Agreement

Audet Agreement

Audet and Robert Agreement

Ressources Abitex Agreement

Gauthier Agreement

Aur Agreement

Thundermin Agreement

Alexandria Agreement

Ressources Or-Bert Agreement

SearchGold Agreement

Ressources Maxima Agreement

Northern Star Agreement

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.Other documents Copy of NioGold’s Stock Option Plan Information Circular Form of Proxy for the Annual General Meeting held on January 25, 2007. Auditor Consent dated July 30, 2007 Signature Page

NIOGOLD MINING CORP.

FINANCIAL STATEMENTS

AUGUST 31, 2006 and 2005

Auditor's Report

Balance Sheets

Statements of Operations and Deficit

Statements of Cash Flows

Notes to the Financial Statements

#

ROBERT W. R. BISHOP

Chartered Accountant

13308 Crescent Road, South Surrey, BC V4P 1K4

Tel 604-538-1288 Fax 604-538-1248

AUDITOR'S REPORT

To the shareholders of

Niogold Mining Corp.

I have audited the balance sheets of Niogold Mining Corp. as at August 31, 2006, 2005, and 2004 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2006, 2005 and 2004 and the results of its operations and the changes in its financial position for the years then ended in accordance with Canadian generally accepted accounting principles.

“Robert W.R. Bishop”

CHARTERED ACCOUNTANT

December 14, 2006, except Note 13

which is as of December 22, 2006

NIOGOLD MINING CORP.

Balance Sheets

As at August 31

	Notes	2006	2005
ASSETS
CURRENT Cash and term deposits		$ 2,132,189	$ 459,790
Investments (market value $5,063)		37,500	-
Accounts receivable	3	335,788	147,940
Prepaid expenses and deposits	10	15,637	31,221
		2,521,114	638,951
EQUIPMENT	4	48,321	37,621
MINERAL PROPERTIES	5, 6, 10, 12, 13	3,740,921	2,070,072
		$ 6,310,356	$ 2,746,644
LIABILITIES CURRENT Accounts payable and accrued liabilities		$ 310,201	$ 64,174
		310,201	64,174

COMMITMENTS	5, 6
SHAREHOLDERS' EQUITY SHARE CAPITAL	6, 12, 13	13,922,778	11,018,603
SHARE PURCHASE WARRANTS	8	1,153,957	150,417
CONTRIBUTED SURPLUS	9	447,961	203,782
DEFICIT		(9,524,541)	(8,690,332)
		6,000,155	2,682,470
		$ 6,310,356	$ 2,746,644

APPROVED BY THE BOARD:

"Michael Iverson"

"Jacques Brunelle"

Michael Iverson, Director

Jacques Brunelle, Director

NIOGOLD MINING CORP. Statements of Operations and Deficit For the Year Ended August 31

	Notes	2006	2005	2004
EXPENSES Amortization		$ 16,597	$ 11,818	$ 9,663
Consulting	10	102,500	92,500	64,500
Investor relations		20,000	65,700	29,000
Legal and audit		95,041	89,236	74,758
Management fees	10	93,000	79,500	54,000
Share-based compensation	7	151,866	203,782	-
Office and administrative		28,757	34,289	22,836
Rent	10	24,458	22,416	23,853
Shareholder information		63,956	32,379	30,545
Telephone		10,924	14,222	7,430
Transfer agent and filing fees		57,934	41,323	26,294
Travel and automotive		20,808	40,515	13,959
Write-down of mineral properties		181,337	37,719	-
Interest income		(32,969)	(13,797)	-
LOSS		$ 834,209	$ 751,602	$ 356,838
DEFICIT, OPENING		8,690,332	7,938,730	7,581,892
DEFICIT, CLOSING		$ 9,524,541	$ 8,690,332	7,938,730
LOSS PER SHARE - basic and diluted		$ 0.04	$ 0.06	$ 0.04
Weighted average number of common shares outstanding		23,166,000	12,154,000	8,288,000

NIOGOLD MINING CORP. Statements of Cash Flows For the Year Ended August 31	2006	2005	2004
CASH PROVIDED BY (USED FOR)
OPERATIONS
Loss	$ (834,209)	$ (751,602)	$ (356,838)
Items not involving cash: Amortization	16,597	11,818	9,663
Share-based compensation	151,866	203,782	-
Write-down of mineral properties	181,337	37,719	-
Changes in non-cash working capital: Accounts receivable	(187,848)	25,993	(158,191)
Prepaid expenses and deposits	15,584	(22,613)	6,715
Accounts payable and accrued liabilities	246,026	(104,079)	39,786
Cash provided by (used for) operations	(410,647)	(598,983)	(458,865)
FINANCING Common shares subscribed for cash, net of offering costs	3,683,028	1,824,833	563,812
	3,683,028	1,824,833	563,812
INVESTING Mineral property expenditures, net of government grants	(1,572,685)	(801,267)	(288,314)
Equipment acquired	(27,297)	(21,138)	(9,687)
	(1,599,982)	(822,405)	(298,001)
CHANGE IN CASH	1,672,399	403,445	(193,054)
CASH, OPENING	459,790	56,345	249,399
CASH, CLOSING	$ 2,132,189	$ 459,790	$ 56,345
SUPPLEMENTAL CASH FLOW INFORMATION Cash paid for Interest	$ 781	$ 2,232	$ 8,545
Cash paid for Income taxes	-	-	-

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia on March 30, 1988, as Penn-Gold Resources Inc. The Company’s name was changed to Moreno Ventures Inc. on April 7, 1998, and to Niogold Mining Corp. on September 25, 2003. The Company is engaged in the exploration and development of resource properties in Quebec, Canada.

During the years ended August 31, 2006 and 2005, the Company incurred significant losses. The Company receives no revenue from its mineral properties and is dependent primarily upon share offerings to support it as a going concern.

These financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue to realize its assets and discharge its liabilities in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the carrying value of mineral properties, the value of incentive share purchase options, and certain accrued liabilities. Actual results could differ from those estimates.

(c)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at the average exchange rate for the period.

(d)

Financial Instruments

The Company's financial instruments consist of cash and term deposits, investments, accounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. Unless otherwise noted, the fair values of these financial instruments approximate their carrying values. The Company does not have any hedging instruments.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(e)

Risk Management

The Company generates nominal revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk. Because the Company's functional currency is the Canadian dollar and all current operations occur within Canada, the Company is not exposed to significant foreign exchange risk.

(f)

Investments

Investments, consisting of shares in public companies, are recorded at the lower of cost and fair market value.

(g)

Equipment and Amortization

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the annual rates set out below. In the year of acquisition, amortization is provided at one-half the annual rate.

Computer equipment	30 to 50%	Mining equipment	20%
Office furniture and equipment	20%	Vehicles	30%

(h)

Mineral Properties

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. In accordance with industry practice, the recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development of the resource, favourable future ore prices and interest rates, and upon future profitable production.

All costs directly relating to the acquisition, exploration and development of mineral properties are deferred until such time as the properties are brought into commercial production, sold or abandoned, at which time they will be amortized on a unit of production basis over the estimated useful life of the property or written off. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include abandoned claims are carried at the total cost of all related claims. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off.

Where the Company enters into an option agreement for the acquisition of an interest in mineral properties that provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable at the Company's discretion.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(i)

Government Grants

The Company is entitled to apply for government grants in the form of refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred in the Province of Quebec. These recoveries are accounted for using the cost reduction approach whereby amounts received or receivable are applied against the cost of related assets or expenditures.

(j)

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110 "Asset Retirement Obligations" which requires entities to record a liability at fair value in the period in which it incurs a legal obligation associated with the retirement of an asset, including environmental and site reclamation costs. As at the date of these financial statements, the Company does not have any asset retirement obligations.

(k)

Share-Based Compensation

Effective September 1, 2004, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Section 3870 recommends fair value-based methodology for measuring all compensation costs. Under this method the fair value of share options awarded is recognized as an expense with a corresponding charge to contributed surplus.

The Company uses the Black-Scholes option pricing model to determine share-based compensation costs. This model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company's share-based compensation options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect value estimates, amounts estimated using the Black-Scholes option pricing model may differ materially from the actual fair value of the Company's share-based compensation options.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any potential future income tax asset if it is more likely than not that the asset will not be realized. As at the date of these financial statements, the Company does not meet the criteria for recognition of future income tax assets and, consequently, a full valuation allowance has been recorded.

(m)

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares, which transfer the tax deductibility of qualifying exploration expenditures to the investor in accordance with income tax legislation.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(m)

Flow-Through Shares, continued

Effective September 1, 2004, the Company adopted the recommendations of CICA EIC-146 "Flow-through Shares". Under EIC-146 future income tax liabilities resulting from the renunciation of exploration expenditures are recorded as a reduction in share capital in the period of renunciation, and any corresponding realization of future income tax assets resulting from the utilization of prior year losses is reflected in income as a recovery of future income taxes.

The renunciation of exploration expenditures represents a reduction in deductible temporary differences between the financial reporting and tax basis of the Company's mineral properties. The Company's deductible temporary differences are not expected to reverse in the foreseeable future and, therefore, the renunciation of exploration expenditures is not expected to result in a future income tax liability. Accordingly, the Company has not recorded a reduction in share capital nor the realization of a future tax asset as contemplated by EIC-146.

(n)

Income (Loss) Per Share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share uses a weighted average number of shares that includes additional shares from the assumed exercise of warrants and options, if dilutive.

(o)

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

3.

ACCOUNTS RECEIVABLE

	2006	2005
Goods and services taxes	$ 144,530	$ 74,377
Government grants	169,585	66,963
Accrued interest	21,673	6,600
	$ 335,788	$ 147,940

4.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 55,970	$ 28,465	$ 27,505
Mining equipment	5,290	2,713	2,577
Office furniture and equipment	32,663	22,879	9,784
Vehicles	29,000	20,545	8,455
August 31, 2006	$ 122,923	$ 74,602	$ 48,321

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

4.

EQUIPMENT, continued

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 32,552	$ 18,097	$ 14,455
Mining equipment	5,290	2,069	3,221
Office furniture and equipment	28,785	20,918	7,867
Vehicles	29,000	16,922	12,078
August 31, 2005	$ 95,627	$ 58,006	$ 37,621

5.

MINERAL PROPERTIES

(a)

Blondeau and Guillet Townships, Quebec

The Company owns a 100% interest in 155 mineral claims located in Blondeau Township, Quebec. Thirty-eight of these claims are subject to a 2% net smelter return royalty, while the other 117 claims are subject to a 1% net smelter return royalty.

As at August 31, 2005, the Company had paid $15,000 cash and issued an aggregate of 250,000 common shares to the vendor of 117 mineral claims located in the Blondeau and Guillet Townships of Quebec, pursuant to an option agreement dated July 18, 2003. On September 21, 2005, the Company issued the final instalment of 50,000 shares, thereby earning a 100% interest in the claims.

On June 20, 2006, the Company entered into an option agreement with SearchGold Resources Inc. Under the terms of the agreement, SearchGold may acquire a 70% interest in the Blondeau Property by paying $50,000 and issuing 750,000 shares to the Company, and by incurring $620,000 of exploration expenditures on the property over three years.

(b)

Malartic and Fourniere Townships, Quebec

Camflo West Block

On October 27, 2004, the Company acquired a 100% interest in the 2M/5M property in the Malartic Gold Camp, consisting of 57 mineral claims covering 2,137 hectares in Malartic Township, Quebec for $7,000 cash. The claims are subject to net smelter return royalties in favour of various third parties, ranging from 2% to 3%.

On March 24, 2005, the Company entered into an agreement to acquire a further six mining claims covering 160 hectares in Malartic Township, Quebec. Under the terms of the agreement, the Company was to issue 200,000 common shares to the vendor on the receipt of all required regulatory approvals (which were subsequently issued and reported herein as effective as of May 5, 2005) and a further 200,000 common shares on or before April 30, 2006. The claims are subject to a 1.5% net smelter return royalty.

On June 20, 2005, the Company entered into an agreement to acquire a 100% interest in nine mining claims located in Malartic Township, Quebec, for consideration of 200,000 common shares, subject to a 1.5% net smelter return royalty. The 200,000 acquisition shares were issued on July 12, 2005.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

5.

MINERAL PROPERTIES, continued

(b)

Malartic and Fourniere Townships, Quebec, continued

On July 15, 2005, the Company entered into an agreement to acquire a 100% interest in a further 13 mining claims covering 230.2 hectares in Malartic and Fourniere Townships, Quebec, for consideration of $15,000 cash, subject to a 3% net smelter return royalty.

On October 24, 2005, the Company entered into an agreement to acquire a 100% interest in 16 contiguous mining claims covering 682.37 hectares in Malartic Township, Quebec, for 150,000 common shares of the Company, subject to a 1% net smelter return royalty.

Marban Block

On February 21, 2006, the Company entered into an option agreement to acquire a 100% interest in three contiguous mineral properties known as the Marban, First Canadian, and Norlartic properties, located near Val-d'Or, Quebec. The Company paid $200,000 and issued 500,000 common shares upon signing of the agreement. Under the terms of the option agreement, the Company can earn a 100% interest in the properties by paying an additional $200,000, issuing a further 500,000 common shares and incurring at least $2,500,000 of exploration and development expenses within three years. The vendor retains net smelter return royalties ranging from 1/2% to 2%.

Gold Hawk Claims.

On March 6, 2006, the Company entered into an option agreement to acquire a 100% interest in certain mineral properties, located near Malartic, Quebec, known as the Gold Hawk claims. The Company paid $20,000 cash and issued 200,000 common shares upon signing of the agreement and can earn a 100% interest in the claims by paying an additional $30,000 and issuing a further 200,000 shares within two years, and incurring at least $250,000 of exploration and development expenses within three years. The vendor retains a 2% net smelter returns royalty.

(c)

Lacroix Township, Quebec

On August 8, 2003, the Company entered into an agreement to acquire a 100% undivided interest in various mineral claims located in the Lacroix Township of Quebec for 275,000 common shares, subject to a 2% net smelter royalty. Under the terms of the agreement, the Company was to issue 25,000 shares to the vendor on or before August 29, 2003. These shares were issued during the year ended August 31, 2004. The agreement also requires that the Company issue 100,000 shares to the vendor on or before August 8, 2004, and complete a drilling program and issue 150,000 shares on or before August 8, 2005. On June 30, 2004, the vendor agreed to delay the drilling program and share issuances by one year. During the year ended August 31, 2005, the Company terminated the agreement and wrote off its investment in the claims.

(d)

Le Tac Township, Quebec

On January 27, 2003, the Company announced that it had staked and received confirmation for a single block of 9 contiguous mineral claims referred to as the Lichen-Le Tac Property, located in the Le Tac Township of Quebec. During the year ended August 31, 2004, the Company staked an additional 7 claims adjacent to the original block. The claims are 100% owned by the Company.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

5. MINERAL PROPERTIES, continued

(e)

Montviel Township and Goeland-Waswanipi Region, Quebec

On December 13, 2002, the Company entered into an option agreement to acquire a 100% undivided interest in certain mineral claims located in Quebec and known as the Montviel Carbonatite and the Goeland-Waswanipi Project. On July 9, 2003, following the receipt of regulatory approvals, the Company issued 700,000 common shares to acquire a 40% interest in the properties.

Under the terms of the option agreement, the Company is required to conduct a total of $250,000 in exploration and maintenance on the properties and to issue an aggregate of 900,000 common shares over a two-year period. Upon completion of each of four six-month stages, the Company will receive an additional 15% in the properties until the Company has acquired its full 100% undivided interest. During the year ended August 31, 2005, the Company issued the final 450,000 shares to the vendor thereby increasing its interest in the properties to 100%.

During the year ended August 31, 2006, the Company decided not to renew the cells making up the Goeland-Waswanipi claim blocks. Accordingly, the cost of these properties has been written off.

(f)

Vassan Township, Quebec

During the year ended August 31, 2005, the Company purchased a block of 19 contiguous mineral claims covering 301 hectares in Vassan Township, Quebec for $1,000 cash and acquired 6 additional claims by designation. During the year ended August 31, 2006, the Company acquired a further 5 claims by designation. See Note 13.

(g)

Mineral Property Acquisition and Deferred Exploration Costs

	2006	2005	2004
Blondeau and Guillet Townships, Quebec Acquisition costs, opening	$ 264,030	$ 259,969	$ 215,000
Option payments – 100,000 shares at $0.40	-	-	40,000
Option payments – 50,000 shares at $0.40	20,000	-	-
Option payments received	(62,500)	-	-
Filing fees and staking	4,626	4,061	4,969
Acquisition costs, closing	226,156	264,030	259,969
Exploration costs, opening	246,792	147,704	46,410
Stripping	2,426	-	-
Engineering and geological reports	-	585	25,297
Geological	2,837	36,732	38,997
Geophysical	-	2,294	37,000
Geochemical	-	59,477	-
Exploration costs, closing	252,055	246,792	147,704
	478,211	510,822	407,673

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	2006	2005	2004
Boyvinet Township, Quebec Acquisition costs, opening	$ 12,266	$ -	$ -
Filing fees and staking	404	12,266	-
Acquisition costs, closing	12,670	12,266	-
Exploration costs, opening	84,529	2,753	-
Engineering and geological reports	-	564	-
Geological	11,292	30,544	2,753
Drilling	-	47,200	-
Geochemical	-	3,468	-
Exploration costs, closing	95,821	84,529	2,753
	108,491	96,795	2,753
Camflo West Property, Malartic and Fourniere Townships, Quebec Acquisition costs, opening	112,681	-	-
Cash payments	-	22,000	-
Option payments – 150,000 shares at $0.24	36,000	-	-
Option payments – 200,000 shares at $0.25	50,000	50,000	-
Option payments – 200,000 shares at $0.17	-	34,000	-
Filing fees and staking	4,458	6,681	-
Acquisition costs, closing	203,139	112,681	-
Exploration costs, opening	141,820	-	-
Stripping	88,274	-	-
Engineering and geological reports	16,203	2,032	-
Geological	245,416	124,662	-
Drilling	210,360	-	-
Geophysical	69,054	9,341	-
Geochemical	46,891	5,785	-
Exploration costs, closing	818,018	141,820	-
	1,021,157	254,501	-
Goeland-Waswanipi Region, Quebec Acquisition costs, opening	114,433	81,558	49,000
Option payments – 90,000 shares at $0.35	-	31,500	31,500
Filing fees and staking	604	1,375	1,058
Written off	(115,037)	-	-
Acquisition costs, closing	-	114,433	81,558

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	2006	2005	2004
Goeland-Waswanipi Region, Quebec, continued Exploration costs, opening	$ 66,300	$ 45,712	$ -
Engineering and geological reports	-	620	2,637
Geological	-	4,017	7,422
Geochemical	-	15,951	21,500
Written off	(66,300)	-	14,153
Exploration costs, closing	-	66,300	45,712
	-	180,733	127,270
Lacroix Township, Quebec Acquisition costs, opening	-	10,000	-
Option payments – 25,000 shares at $0.40	-	-	10,000
Written off		(10,000)	-
Acquisition costs, closing	-	-	10,000
Exploration costs, opening	-	27,719	-
Geological	-	-	2,100
Drilling	-	-	25,619
Written off	-	(27,719)	-
Exploration costs, closing	-	-	27,719
	-	-	37,719
Le Tac Township, Quebec Acquisition costs, opening	8,533	3,499	2,815
Filing fees and staking	948	5,034	684
Acquisition costs, closing	9,481	8,533	3,499
Exploration costs, opening	469,357	139,482	-
Engineering and geological reports	-	8,318	38,818
Geological	41,119	103,570	16.027
Drilling	-	209,221	80,849
Airborne survey	-	-	3,788
Geochemical	-	8,766	-
Exploration costs, closing	510,476	469,357	139,482
	519,957	477,890	142,981

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

Marban, First Canadian, Norlartic and Gold Hawk Properties, Malartic Township, Quebec

Acquisition costs, opening Option payments – cash Option payments – 500,000 shares at $0.31 Option payments – 200,000 shares at $0.28 Filing fees and staking	15,126 220,000 155,000 56,000 17,244	- 7,000 - - 8,126	- - - - - -
Acquisition costs, closing	463,370	15,126	-
Exploration costs, opening	-	-	-
Engineering and geological reports	18,055	-	-
Geological	245,951	-	-
Drilling	324,524	-	-
Geochemical	27,498	-	-
Exploration costs, closing	616,028	-	-
	1,079,398	15,126	-

	2006	2005	2004
Montviel Township, Quebec Acquisition costs, opening Option payments – 360,000 shares at $0.35 Filing fees and staking	$ 458,293 - 1,388	$ 325,744 126,000 6,549	$ 198,732 126,000 1,012
Acquisition costs, closing	459,681	458,293	325,744
Exploration costs, opening Stripping Engineering and geological reports Geological Geophysical Geochemical	163,444 24,613 2,500 108,262 20,970 9,309	102,216 - - 59,642 1,586 -	57,253 4,097 11,613 3,000 26,253
Exploration costs, closing	329,098	163,444	102,216
	788,779	621,737	427,960

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

Vassan Township, Quebec Acquisition costs, opening Cash payment Filing fees and staking	6,071 - 1,679	- 1,000 5,071	- -
Acquisition costs, closing	7,750	6,071	-
Exploration costs, opening Geological Drilling Geophysical Geochemical	7,193 199 26 141 -	- 4,270 - 140 2,783	- - - -
Exploration costs, closing	7,558	7,193	-
	15,309	13,264	-
Government grants	(270,381)	(100,796)	(81,332)
	$3,740,921	$ 2,070,072	$ 1,065,024

(h)

Government Grants

The Company applies for refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred. The amount of $169,585 has been accrued as at August 31, 2006.

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares, without par value

Unlimited number of preferred shares

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

6.

SHARE CAPITAL, continued

(b)

Common Shares Issued and Fully Paid

	2006		2005		2004
	Shares	Dollars	Shares	Dollars	Shares	Dollars
Balance, Opening	15,897,123	$11,018,603	8,968,643	$9,154,108	6,426,346	$ 8,176,325

For mineral properties at $0.40	-	-	-	-	125,000	50,000
For cash at $0.35, less finder’s fees	-	-	-	-	1,681,697	577,824
For cash at $0.70, less offering costs	-	-	-	-	285,600	192,459
For mineral properties at $0.35	-	-	450,000	157,500	450,000	157,500
For cash at $0.40, net of commissions	-	-	3,400,000	1,224,000
Warrants valuation	-	-	-	(25,443)
Offering costs	-	-	-	(71,100)
For mineral properties at $0.25	-	-	200,000	50,000
For cash at $0.25, less finder’s fees	-	-	2,678,480	620,512
Warrants valuation	-	-	-	(124,974)
For mineral properties at $0.17	-	-	200,000	34,000
For mineral properties at $0.40	50,000	20,000	-	-
For mineral properties at $0.24	150,000	36,000	-	-
For cash at $0.25, net of commissions	2,248,000	505,800	-	-
Warrants valuation	-	(13,151)	-	-
Offering costs	-	(84,645)	-	-
For cash at $0.25	800,000	200,000	-	-
For mineral properties at $0.31	500,000	155,000	-	-
For mineral properties at $0.28	200,000	56,000	-	-
For cash at $0.25, net of commissions	12,140,000	2,887,200	-	-
Warrants valuation	-	(967,409)	-	-
Offering costs	-	(183,281)	-	-
For mineral properties at $0.25	200,000	50,000	-	-
Warrants exercised at $0.30	700,000	210,000	-	-
Warrants valuation – exercised	-	32,661	-	-
Balance, Closing	32,885,123	$13,922,778	15,897,123	$11,018,603	8,968,643	$ 9,154,108

(c)

Changes in Issued Common Shares

2004 Prospectus Financing at $0.40

On December 31, 2004, the Company closed a prospectus financing in the Province of Quebec, with a total of 1,360 units sold, consisting of 3,060,000 flow-through common shares and 340,000 ordinary common shares, for gross proceeds of $1,360,000. The Company incurred legal and accounting costs of $71,100 in connection with the preparation and filing of the prospectus. Pursuant to the terms of the prospectus, the Company incurred qualifying exploration expenditures of $1,224,000 by December 31, 2005.

(c)

Changes in Issued Common Shares, continued

Private Placement at $0.25

On May 13, 2005, the Company completed a non-brokered private placement of 2,678,480 units at a price of $0.25 for gross proceeds of $670,000. Each unit consists of one common share and one non-transferable share purchase warrant to acquire an additional common share at a price of $0.30 for a period of one year after closing.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

6.

SHARE CAPITAL, continued

(c)

Changes in Issued Common Shares, continued

2005 Prospectus Financing at $0.25

On December 30, 2005, the Company closed a prospectus financing in the Province of Quebec, with a total of 562 units sold, consisting of 1,798,400 flow-through common shares and 449,600 ordinary common shares, for gross proceeds of $562,000. The Company paid cash commissions of $56,200 and issued an aggregate of 224,800 broker's warrants to the agents. Each broker's warrant is exercisable into one common share at a price of $0.25 for a period of 24 months. The Company incurred legal and accounting costs of $95,446 in connection with the preparation and filing of the prospectus. Pursuant to the terms of the prospectus, the Company must incur qualifying exploration expenditures of $449,600 by December 31, 2006.

Flow-Through Private Placement at $0.25

On December 30, 2005, the Company closed a non-brokered private placement of 800,000 flow-through common shares at a price of $0.25 per share, for gross proceeds of $200,000. Pursuant to the terms of the private placement, the Company must incur qualifying exploration expenditures of $200,000 by December 31, 2006.

Private Placement at $0.25

On April 20, 2006, the Company completed a partially-brokered private placement of 12 million units for gross proceeds of $3 million. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of up to twelve months from the closing of the offering. The Agent was paid a 7% cash commission and a corporate finance fee of 140,000 units, being comprised of one share and one share purchase warrant exercisable at a price of $0.35 per share for a period of twelve months from closing. The Agent was also granted non-transferable Agent's warrants entitling it to purchase 840,000 common shares at a price of $0.30 for a period of twelve months from closing.

Shares Issued for Mineral Properties

The Company issued 225,000 common shares on December 30, 2004, and a further 225,000 common shares on June 30, 2005, in connection with its acquisition of claims in the Montviel Township and Goeland-Waswanipi Region of Quebec (Note 5(e)).

The Company issued 200,000 common shares effective May 5, 2005, and a further 200,000 common shares on July 12, 2005, in connection with its acquisition of claims in Malartic Township, Quebec (Note 5(b)).

On September 21, 2005, the Company issued 50,000 common shares in connection with its acquisition of claims in Blondeau and Guillet Townships, Quebec (Note 5(a)).

On December 19, 2005, the Company issued 150,000 common shares in connection with the acquisition of claims located in Malartic Township, Quebec (Note 5(b)).

On February 20, 2006, the Company issued 500,000 common shares in connection with the acquisition of the Marban claims located near Val-d'Or, Quebec (Note 5(b)).

On March 21, 2006, the Company issued 200,000 common shares in connection with the acquisition of the Gold Hawk claims located near Malartic, Quebec (Note 5(b)).

On May 1, 2006, the Company issued 200,000 common shares in connection with the acquisition of claims located in Malartic Township, Quebec (Note 5(b)).

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

6.

SHARE CAPITAL, continued

(d)

Escrow Shares

Included in issued share capital are 17,307 common shares held in escrow subject to the consent of regulatory authorities for transfers within escrow. The release of these shares from escrow is governed by a formula set by the TSX Venture Exchange.

(e)

Preferred Shares

As at August 31, 2006, no preferred shares had been issued by the Company.

7.

DIRECTOR AND EMPLOYEE OPTIONS

(a)

Incentive Share Option Plan

The Company has an incentive share option plan whereby it may grant common share purchase options to its directors, officers, employees and consultants. The exercise price of each option is equal to the market price on the date of the grant. The share purchase options are for a maximum term of five years and, unless otherwise noted, vest when granted.

(b)

Changes in Outstanding Options

During the year ended August 31, 2005, the Company granted options to acquire an aggregate of 1,175,000 common shares to various directors, officers and consultants of the Company and repriced all previously outstanding options.

On February 17, 2006, the Company granted an aggregate of 350,000 director and employee options, exercisable at a price of $0.30 for a period of five years.

On March 14, 2006, the Company granted 275,000 director and employee options, exercisable at a price of $0.30 for a period of five years.

On May 19, 2006, the Company granted 180,000 director and employee options, exercisable at a price of $0.31 for a period of five years.

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

7.

DIRECTOR AND EMPLOYEE OPTIONS, continued

(b)

Changes in Outstanding Options, continued

During the quarter ended May 31, 2006, the Company cancelled options to acquire 800,000 common shares at a price of $0.30.

The following table summarizes changes in outstanding director and employee options:

	Number of shares	Weighted average exercise price
Balance, August 31, 2003	-	$ -
Granted	650,000	0.54
Balance, August 31, 2004	650,000	$ 0.54
Repriced out	(650,000)	0.54
Repriced in	650,000	0.30
Granted	1,175,000	0.30
Balance, August 31, 2005	1,825,000	0.30
Cancelled	(800,000)	0.30
Granted	805,000	0.30
Balance, August 31, 2006	1,830,000	$ 0.30

(c)

Options Outstanding at End of Year

At August 31, 2006, the following director and employee options were outstanding:
	Number outstanding	Number exercisable	Estimated Value
Exercisable at $0.30 until October 31, 2008	300,000	300,000	$ -
Exercisable at $0.30 until February 21, 2010	450,000	450,000	72,027
Exercisable at $0.30 until April 25, 2010	275,000	275,000	27,852
Exercisable at $0.30 until February 16, 2011	350,000	350,000	57,801
Exercisable at $0.30 until March 14, 2011	275,000	275,000	54,770
Exercisable at $0.31 until May 19, 2011	180,000	180,000	39,295
Balance, August 31, 2006	1,830,000	1,830,000	$ 251,745

(d)

Share-Based Compensation

Share-based compensation charges associated with the granting of options to directors and employees have been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005
Expected share price volatility	91.6%	83.4%
Expected risk-free interest rate	4.0%	2.6%
Expected dividend yield	0.0%	0.0%
Expected life of options, in years	5.0	5.0

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

8.

SHARE PURCHASE WARRANTS

(a)

Changes in Outstanding Warrants

The following table summarizes changes in outstanding common share purchase warrants:

	Number of shares	Weighted average exercise price
Balance, August 31, 2003	901,140	$ 0.65
Issued with private placement	1,681,697	0.65
Balance, August 31, 2004	2,582,837	$ 0.65
Broker warrants issued with prospectus	276,050	0.40
Issued with private placement	2,678,480	0.30
Expired	(901,140)	0.65
Balance, August 31, 2005	4,636,227	0.43
Exercised	(700,000)	0.30
Expired	(3,660,177)	0.46
Issued with prospectus	224,800	0.25
Issued with private placement	6,980,000	0.34
Balance, August 31, 2006	7,480,850	$ 0.57

(b)

Common Share Purchase Warrants Outstanding

At August 31, 2006, the following common share purchase warrants were outstanding:

	Number of Shares	Estimated Value
Exercisable at $0.40 until October 14, 2006	80,200	$ 7,392
Exercisable at $0.40 until November 5, 2006	45,500	4,184
Exercisable at $0.40 until December 20,	130,200	12,000
Exercisable at $0.40 until December 30,	20,250	1,866
Exercisable at $0.25 until December 30,	224,800	13,151
Exercisable at $0.30 until April 20, 2007	840,000	147,954
Exercisable at $0.35 until April 20, 2007	6,140,000	967,409
Balance, August 31, 2006	7,480,850	$ 1,153,957

(c)

Valuation of Common Share Purchase Warrants

The estimated value of common share purchase warrants has been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2006	2005
Expected share price volatility	97.5%	83.9%
Expected risk-free interest rate	4.2%	2.8%
Expected dividend yield	0.0%	0.0%
Expected life of warrants, in years	1.0	1.1

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

9.

CONTRIBUTED SURPLUS

	2006	2005

Balance, Opening	$ 203,782	$ -
Share-based compensation	151,866	203,782
Expired share purchase warrants	92,313	-
Balance, Closing	$ 447,961	$ 203,782

10.

RELATED PARTY TRANSACTIONS

	2006	2005
(a) Transactions During the Year
Consulting fees paid or payable to a director and officer of the Company	$ 90,000	$ 85,500
Management fees paid or payable to a company controlled by a director and officer of the Company	$ 84,000	$ 79,500
Office rent paid to a company controlled by a director of the Company	$ 6,000	$ 6,000
Geological consulting fees paid to a company controlled by a former director of the Company	$ -	$ 24,000

(b) Balances at Year-end
Amount included in prepaid expenses and deposits owed to the Company by a director of the Company	$ 2,526	$ 2,953

11.

INCOME TAXES

(a)

Income Tax Provision

The provision for income taxes differs from the amount imputed by applying combined federal and provincial corporate income tax rates to the Company’s before-tax loss. The components of these differences are as follows:

	2006	2005
Income (loss) before income taxes	$ (834,209)	$ (751,602)
Corporate income tax rate	32.02%	32.02%
Imputed income tax expense (recovery)	(267,114)	(240,663)
Increase (decrease) resulting from:
Non-deductible expenses	112,006	81,113
Amortization of share issuance costs	(36,703)	(9,488)
Valuation allowance	191,811	169,038
Provision for (recovery of) future income taxes	$ -	$ -

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

11.

INCOME TAXES, continued

(b) Future Income Tax Assets
The tax value of temporary differences that give rise to future income tax assets are as follows:
	2006	2005
Excess of tax value of equipment over net book value	$ 47,976	$ 42,661
Excess of cost of mineral properties over carrying value	427,186	736,495
Net capital losses carried forward	2,738	2,738
Non-capital losses carried forward	665,796	513,773
Unamortized share issue costs	132,267	76,441
Potential future income tax assets	1,275,963	1,372,108
Less: valuation allowance	(1,275,963)	(1,372,108)
Future income tax asset	$ -	$ -

(c)

Expiry of Non-Capital Losses

The Company has approximately $2,080,000 of non-capital losses which may be applied against taxable income of future years expiring as follows:

2007	$ 100,000
2008	110,000
2009	180,000
2010	200,000
2011	360,000
2012	530,000
2013	600,000

12. SUPPLEMENTARY DISCLOSURE OF NON-CASH TRANSACTIONS	2006	2005
During the year the following non-cash transactions took place:
Shares issued for the acquisition of mineral properties	$ 317,500	$ 241,500
Shares received pursuant to mineral property option agreements	$ 37,500	$ -
Agent's warrants included in offering costs	$ 147,954	$ -

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

13.

SUBSEQUENT EVENTS

(a)

Vassan Option Agreement

On September 29, 2006, the Company entered into an option agreement with Alexandria Minerals Corporation. Under the terms of the agreement, Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares to the Company and incurring $65,000 of exploration expenditures on the property over one year. The agreement is subject to regulatory approval.

(b)

Flow-Through Private Placement at $0.25

Subsequent to August 31, 2006, the Company announced a non-brokered private placement of flow-through units at a price of $0.25 per unit. Each unit will consist of one flow-through common share and one-half of one non-transferable share purchase warrant entitling the holder to acquire one ordinary common share at a price of $0.35 for a period of twelve months after closing.

14.

US GAAP RECONCILIATION

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and conform with United States generally accepted accounting principles (“U.S. GAAP”) in all material respects except as noted below:

Resource properties – Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, EITF 04-02 “Whether Mineral Rights are Tangible or Intangible Assets” states that acquisition costs of mineral properties are capitalized, while exploration costs are expensed as incurred unless commercial feasibility is established.  Under U.S. GAAP, resource properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable.

Short-Term Investments – Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value.  Under US GAAP, portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair market value.  Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in a separate component of shareholders’ equity, net of related income tax, until realized.

Reconciliation of losses reported to U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	8/31/06	8/31/05	8/31/04

Loss under Canadian GAAP	($834,209)	($751,602)	($356,838)
U.S. GAAP Adjustments:
Mineral property exploration costs written down under Canadian GAAP	66,300	27,719	-
Mineral property exploration costs expensed	($1,346,335)	($722,104)	($280,591)

Loss under U.S. GAAP	($2,114,244)	($1,445,987)	($637,429)

Loss per share under U.S. GAAP	($0.09)	($0.12)	($0.08)

Numerators and denominators of basic and diluted earnings per share under U.S. GAAP

	Year	Year	Year
	Ended	Ended	Ended
	8/31/06	8/31/05	8/31/04
Numerator:
Loss under U.S. GAAP	($2,114,244)	($1,445,986)	($637,429)
Denominator:
Weighted average common shares	23,166,000	12,154,000	8,288,000

Basic & diluted earnings (loss) per share	($0.09)	($0.12)	($0.08)

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

14.

US GAAP RECONCILIATION continued

Reconciliation of total assets, liabilities and shareholder equity to U.S. GAAP

	As at	As at
	8/31/06	8/31/05

Total assets under Canadian GAAP	$6,310,356	$2,746,644
U.S. GAAP Adjustments:
Appreciation of short-term investments	$13,125	-
Mineral property exploration costs expensed	($2,358,674)	($1,078,639)

Total assets under U.S. GAAP	$3,964,807	$1,668,005

Total liabilities under Canadian & U.S. GAAP	$310,201	$64,174

Total shareholders’ equity under Canadian GAAP	$6,000,155	$2,682,470
U.S. GAAP Adjustments:
Unrealized gain on short-term investments	$13,125	-
Mineral property exploration costs expensed	($2,358,674)	($1,078,639)

Total shareholders’ equity under U.S. GAAP	$3,654,606	$1,603,831

Total liabilities and shareholders’ equity under U.S. GAAP	$3,964,807	$1,668,005

Statements of Cash Flows prepared under U.S. GAAP

	2006	2005	2004

Operating Activities
Net loss as reported in accordance with Canadian GAAP	$(834,209)	$(751,602)	$(356,838)
Adjustments:
Mineral property exploration costs, net of grants	(1,346,335)	(722,104)	(280,591)
Add (deduct) items not involving cash
Amortization	16,597	11,818	9,663
Stock-based compensation	151,866	203,782	-
Write-off of interest in mineral properties	181,337	37,719	-
Changes in non-cash working capital	73,762	(100,700)	(111,690)
Cash used in operations under U.S. GAAP	$(1,756,982)	$(1,321,087)	$(739,456)

Financing Activities

Cash generated by financing activities, US and Canadian GAAP	$3,683,028	$1,824,833	$563,812

Investing Activities

Cash generated in (used by) investing activities under Canadian GAAP	$(1,599,982)	$(822,405)	$(298,001)
Mineral property exploration costs, net of grants	1,346,335	722,104	280,591

Cash generated in (used by) investing activities under US GAAP	$(253,647)	$(100,301)	$(17,410)

Change in cash	$1,672,399	$403,445	($193,054)
Cash, opening	$459,790	$56,345	$249,399

Cash, closing	$2,132,189	$459,790	$56,345

NIOGOLD MINING CORP.

NOTES TO THE FINANCIAL STATEMENTS

August 31, 2006, 2005 and 2004

14.

US GAAP RECONCILIATION continued

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of August 31, 2006, the Company had 1,830,000 (2005 – 1,825,000; 2004 – 650,000) stock options outstanding and 7,480,850 (2005 – 4,636,227; 2004 – 2,582,837) warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Recent Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

NIOGOLD MINING CORP.

INTERIM FINANCIAL STATEMENTS

FEBRUARY 28, 2007

(Unaudited)

Notice Pursuant to National Instrument 51-102

These unaudited interim financial statements have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. They have not been reviewed by an auditor.

NIOGOLD MINING CORP.

Balance Sheets

(Unaudited -- Prepared by Management)

	February 28, 2007	August 31, 2006
ASSETS
CURRENT Cash and term deposits	$1,292,400	$2,132,189
Investments (market value $145,875)	60,500	37,500
Accounts receivable (Note 3)	311,126	335,788
Prepaid expenses and deposits (Note 10)	7,433	15,637
	1,671,459	2,521,114
EQUIPMENT (Note 4)	43,349	48,321
MINERAL PROPERTIES (Notes 5, 6 and 12)	4,824,165	3,740,921
	$6,538,973	$6,310,356
LIABILITIES CURRENT Accounts payable and accrued liabilities	$203,003	$310,201
	203,003	310,201
COMMITMENTS (Notes 5 and 6) SHAREHOLDERS' EQUITY SHARE CAPITAL (Notes 6 and 12)	14,653,396	13,922,778
SHARE PURCHASE WARRANTS (Note 8)	1,049,134	1,153,957
CONTRIBUTED SURPLUS (Note 9)	668,269	447,961
DEFICIT	(10,034,829)	(9,524,541)
	6,335,970	6,000,155
	$6,538,973	$6,310,356

APPROVED BY THE BOARD:

"Michael Iverson"

Michael Iverson, Director

"Jacques Brunele"

Jacques Brunelle, Director

NIOGOLD MINING CORP. Statements of Operations and Deficit (Unaudited -- Prepared by Management)
	Three Months Ended February 28,		Six Months Ended February 28,
	2007	2006	2007	2006
EXPENSES Amortization	$ 762	$ 3,356	$ 17,474	$ 6,483
Consulting (Note 10)	15,000	22,500	33,000	45,000
Investor relations	24,012	12,000	24,012	24,000
Legal and audit	34,005	22,943	61,301	30,968
Management fees (Note 10)	25,500	21,000	51,000	42,000
Share-based compensation (Note 7)	223,448	57,587	223,448	57,587
Office and administrative	8,852	11,068	15,991	17,018
Rent (Note 10)	5,840	6,820	11,540	12,430
Shareholder information	43,957	13,088	57,596	33,164
Telephone	2,957	3,826	6,405	6,466
Transfer agent and filing fees	16,773	21,489	19,039	23,129
Travel and automotive	(202)	1,799	11,631	11,537
Write-down of mineral properties	-	181,337	-	181,337
Interest income	(9,187)	(1,908)	(22,148)	(2,987)
LOSS	$391,717	$376,905	$510,289	$488,132
DEFICIT, OPENING	9,643,112	8,801,559	9,524,540	8,690,332
DEFICIT, CLOSING	$10,034,829	$9,178,464	$10,034,829	$9,178,464
LOSS PER SHARE - basic and diluted	$0.01	$0.02	$0.02	$0.03
Weighted average number of common shares	33,755,000	18,130,000	33,320,000	17,030,000

NIOGOLD MINING CORP. Statements of Cash Flows (Unaudited -- Prepared by Management)
	Three Months Ended February 28,		Six Months Ended February 28,
	2007	2006	2007	2006
CASH PROVIDED BY (USED FOR)
OPERATIONS
Loss	$(391,717)	$(376,905)	$(510,289)	$(488,132)
Items not involving cash: Amortization	762	3,356	17,474	6,483
Share-based compensation	223,448	57,587	223,448	57,587
Write-down of mineral properties	-	181,337	-	181,337
Changes in non-cash working capital: Accounts receivable	107,515	34,115	24,662	61,504
Prepaid expenses and deposits	4,711	1,169	8,204	8,370
Accounts payable and accrued liabilities	(76,290)	(40,369)	(107,198)	(29,770)
Cash provided by (used for) operations	(131,570)	(139,710)	(343,698)	(202,621)
FINANCING Common shares subscribed for cash	548,655	705,800	548,655	705,800
Prospectus offering costs	-	(42,848)	-	(95,446)
	548,655	662,952	548,655	610,354
INVESTING Mineral property expenditures	(439,250)	(382,806)	(1,032,244)	(649,936)
Equipment acquired	(7,625)	(2,313)	(12,502)	(6,516)
	(446,875)	(385,119)	(1,044,746)	(656,452)
CHANGE IN CASH	(29,790)	138,123	(839,789)	(248,719)
CASH, OPENING	1,322,190	72,948	2,132,189	459,790
CASH, CLOSING	$1,292,400	$211,071	$1,292,400	$211,071
SUPPLEMENTAL CASH FLOW INFORMATION Cash paid for Interest	$ 182	$ -	$ 198	$ -
Cash paid for Income taxes	-	-	-	-

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated in the Province of British Columbia on March 30, 1988, as Penn-Gold Resources Inc. The Company’s name was changed to Moreno Ventures Inc. on April 7, 1998, and to Niogold Mining Corp. on September 25, 2003. The Company is engaged in the exploration and development of resource properties in Quebec, Canada.

During the years ended August 31, 2006 and 2005, the Company incurred significant losses. The Company receives no revenue from its mineral properties and is dependent primarily upon share offerings to support it as a going concern.

These financial statements have been prepared on a going concern basis and do not include any adjustments that might be necessary should the Company be unable to continue to realize its assets and discharge its liabilities in the normal course of business.

2.

SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of Presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

(b)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities reported in the financial statements. Those estimates also affect the disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the year. Significant estimates include the carrying value of mineral properties, the value of incentive share purchase options, and certain accrued liabilities. Actual results could differ from those estimates.

(c)

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated at the rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historic rates. Revenues and expenses are translated at the average exchange rate for the period.

(d)

Financial Instruments

The Company's financial instruments consist of cash and term deposits, investments, accounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. Unless otherwise noted, the fair values of these financial instruments approximate their carrying values. The Company does not have any hedging instruments.

(e)

Investments

Investments, consisting of shares in public companies, are recorded at the lower of cost and fair market value.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(f)

Risk Management

The Company generates nominal revenues and is not exposed to significant credit concentration risk. The Company is not exposed to significant interest rate risk. Because the Company's functional currency is the Canadian dollar and all current operations occur within Canada, the Company is not exposed to significant foreign exchange risk.

(g)

Equipment and Amortization

Equipment is carried at cost less accumulated amortization. Amortization is calculated using the declining balance method at the annual rates set out below. In the year of acquisition, amortization is provided at one-half the annual rate.

Computer equipment	30 to 50%	Mining equipment	20%
Office furniture and equipment	20%	Vehicles	30%

(h)

Mineral Properties

The Company has not yet determined whether its mineral properties contain ore reserves that are economically recoverable. In accordance with industry practice, the recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development of the resource, favourable future ore prices and interest rates, and upon future profitable production.

All costs directly relating to the acquisition, exploration and development of mineral properties are deferred until such time as the properties are brought into commercial production, sold or abandoned, at which time they will be amortized on a unit of production basis over the estimated useful life of the property or written off. Revenue incidental to exploration and development activities, including the proceeds on sales of partial properties, is credited against the cost of related properties. Properties that include abandoned claims are carried at the total cost of all related claims. Inactive properties are carried at cost unless there is an abandonment of the Company's interest, at which time the cost is written off.

Where the Company enters into an option agreement for the acquisition of an interest in mineral properties that provides for periodic payments, such amounts unpaid are not recorded as a liability since they are payable at the Company's discretion.

(i)

Government Grants

The Company is entitled to apply for government grants in the form of refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred in the Province of Quebec. These recoveries are accounted for using the cost reduction approach whereby amounts received or receivable are applied against the cost of related assets or expenditures.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(j)

Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110 "Asset Retirement Obligations" which requires entities to record a liability at fair value in the period in which it incurs a legal obligation associated with the retirement of an asset, including environmental and site reclamation costs. As at the date of these financial statements, the Company does not have any asset retirement obligations.

(k)

Share-Based Compensation

Effective September 1, 2004, the Company adopted, on a prospective basis, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. Section 3870 recommends fair value-based methodology for measuring all compensation costs. Under this method the fair value of share options awarded is recognized as an expense with a corresponding charge to contributed surplus.

The Company uses the Black-Scholes option pricing model to determine share-based compensation costs. This model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. Because the Company's share-based compensation options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect value estimates, amounts estimated using the Black-Scholes option pricing model may differ materially from the actual fair value of the Company's share-based compensation options.

(l)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences between the financial reporting and tax basis of assets and liabilities, and are measured using the tax rates expected to apply when these differences reverse. A valuation allowance is recorded against any potential future income tax asset if it is more likely than not that the asset will not be realized. As at the date of these financial statements, the Company does not meet the criteria for recognition of future income tax assets and, consequently, a full valuation allowance has been recorded.

(m)

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year’s presentation.

(n)

Flow-Through Shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares, which transfer the tax deductibility of qualifying exploration expenditures to the investor in accordance with income tax legislation.

Effective September 1, 2004, the Company adopted the recommendations of CICA EIC-146 "Flow-through Shares". Under EIC-146 future income tax liabilities resulting from the renunciation of exploration expenditures are recorded as a reduction in share capital in the period of renunciation, and any corresponding realization of future income tax assets resulting from the utilization of prior year losses is reflected in income as a recovery of future income taxes.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

2.

SIGNIFICANT ACCOUNTING POLICIES, continued

(n)

Flow-Through Shares, continued

The renunciation of exploration expenditures represents a reduction in deductible temporary differences between the financial reporting and tax basis of the Company's mineral properties. The Company's deductible temporary differences are not expected to reverse in the foreseeable future and, therefore, the renunciation of exploration expenditures is not expected to result in a future income tax liability. Accordingly, the Company has not recorded a reduction in share capital nor the realization of a future tax asset as contemplated by EIC-146.

(o)

Income (Loss) Per Share

Basic income (loss) per share is calculated using the weighted average number of common shares outstanding during the period. The calculation of diluted income (loss) per share uses a weighted average number of shares that includes additional shares from the assumed exercise of warrants and options, if dilutive.

(p)

Interim Financial Statements

These unaudited interim financial statements have been prepared on the same basis as the annual financial statements and in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position, results of operations and cash flow for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3.

ACCOUNTS RECEIVABLE

	February 28,	August 31,
	2007	2006
Goods and services taxes	$ 145,951	$ 144,530
Government grants	162,407	169,585
Accrued interest	2,768	21,673
	$ 311,126	$ 335,788

4.

EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 60,847	$ 40,168	$ 20,679
Mining equipment	5,290	3,228	2,062
Office furniture and equipment	40,288	25,598	14,690
Vehicles	29,000	23,082	5,918
February 28, 2007	$ 135,425	$ 92,076	$ 43,349

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

4.

EQUIPMENT, continued

	Cost	Accumulated Amortization	Net Book Value
Computer equipment	$ 55,970	$ 28,465	$ 27,505
Mining equipment	5,290	2,713	2,577
Office furniture and equipment	32,663	22,879	9,784
Vehicles	29,000	20,545	8,455
August 31, 2006	$ 122,923	$ 74,602	$ 48,321

5.

MINERAL PROPERTIES

(a)

Blondeau and Guillet Townships, Quebec

The Company owns a 100% interest in 155 mineral claims located in Blondeau Township, Quebec. Thirty-eight of these claims are subject to a 2% net smelter return royalty, while the other 117 claims are subject to a 1% net smelter return royalty.

As at August 31, 2005, the Company had paid $15,000 cash and issued an aggregate of 250,000 common shares to the vendor of 117 mineral claims located in the Blondeau and Guillet Townships of Quebec, pursuant to an option agreement dated July 18, 2003. On September 21, 2005, the Company issued the final instalment of 50,000 shares, thereby earning a 100% interest in the claims.

On June 20, 2006, the Company entered into an option agreement with SearchGold Resources Inc. Under the terms of the agreement, SearchGold may acquire a 70% interest in the Blondeau Property by paying $50,000 and issuing 750,000 shares to the Company, and by incurring $620,000 of exploration expenditures on the property over three years.

(b)

Malartic and Fourniere Townships, Quebec

Camflo West Block

On October 27, 2004, the Company acquired a 100% interest in the 2M/5M property in the Malartic Gold Camp, consisting of 57 mineral claims covering 2,137 hectares in Malartic Township, Quebec for $7,000 cash. The claims are subject to net smelter return royalties in favour of various third parties, ranging from 2% to 3%.

On March 24, 2005, the Company entered into an agreement to acquire a further six mining claims covering 160 hectares in Malartic Township, Quebec. Under the terms of the agreement, the Company was to issue 200,000 common shares to the vendor on the receipt of all required regulatory approvals (which were subsequently issued and reported herein as effective as of May 5, 2005) and a further 200,000 common shares on or before April 30, 2006. The claims are subject to a 1.5% net smelter return royalty.

On June 20, 2005, the Company entered into an agreement to acquire a 100% interest in nine mining claims located in Malartic Township, Quebec, for consideration of 200,000 common shares, subject to a 1.5% net smelter return royalty. The 200,000 acquisition shares were issued on July 12, 2005.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

5.

MINERAL PROPERTIES, continued

(b)

Malartic and Fourniere Townships, Quebec, continued

On July 15, 2005, the Company entered into an agreement to acquire a 100% interest in a further 13 mining claims covering 230.2 hectares in Malartic and Fourniere Townships, Quebec, for consideration of $15,000 cash, subject to a 3% net smelter return royalty.

On October 24, 2005, the Company entered into an agreement to acquire a 100% interest in 16 contiguous mining claims covering 682.37 hectares in Malartic Township, Quebec, for 150,000 common shares of the Company, subject to a 1% net smelter return royalty.

Malartic Hygrade

On January 26, 2007, the Company entered into an option agreement to acquire a 50% interest in three claims covering 106 hectares in Malartic Township. The claims are contiguous with the Camflo West and Marban claim blocks. Under the terms of the option agreement, the Company can earn a 50% interest in the claims by paying $10,000 and issuing 200,000 common shares to the vendor and incurring $100,000 of exploration and development expenses on the claims within two years. The claims are subject to a 2% net smelter royalty.

Marban Block

On February 21, 2006, the Company entered into an option agreement to acquire a 100% interest in three contiguous mineral properties known as the Marban, First Canadian, and Norlartic properties, located near Val-d'Or, Quebec. The Company paid $200,000 and issued 500,000 common shares upon signing of the agreement. Under the terms of the option agreement, the Company can earn a 100% interest in the properties by paying an additional $200,000, issuing a further 500,000 common shares and incurring at least $2,500,000 of exploration and development expenses within three years. The vendor retains net smelter return royalties ranging from 1/2% to 2%.

Gold Hawk Claims

On March 6, 2006, the Company entered into an option agreement to acquire a 100% interest in certain mineral properties, located near Malartic, Quebec, known as the Gold Hawk claims. The Company paid $20,000 cash and issued 200,000 common shares upon signing of the agreement and can earn a 100% interest in the claims by paying an additional $30,000 and issuing a further 200,000 shares within two years, and incurring at least $250,000 of exploration and development expenses within three years. The vendor retains a 2% net smelter returns royalty.

(c)

Le Tac Township, Quebec

On January 27, 2003, the Company announced that it had staked and received confirmation for a single block of 9 contiguous mineral claims referred to as the Lichen-Le Tac Property, located in the Le Tac Township of Quebec. During the year ended August 31, 2004, the Company staked an additional 7 claims adjacent to the original block. The claims are 100% owned by the Company.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

5.

MINERAL PROPERTIES, continued

(d)

Montviel Township and Goeland-Waswanipi Region, Quebec

On December 13, 2002, the Company entered into an option agreement to acquire a 100% undivided interest in certain mineral claims located in Quebec and known as the Montviel Carbonatite and the Goeland-Waswanipi Project. On July 9, 2003, following the receipt of regulatory approvals, the Company issued 700,000 common shares to acquire a 40% interest in the properties.

Under the terms of the option agreement, the Company is required to conduct a total of $250,000 in exploration and maintenance on the properties and to issue an aggregate of 900,000 common shares over a two-year period. Upon completion of each of four six-month stages, the Company will receive an additional 15% in the properties until the Company has acquired its full 100% undivided interest. During the year ended August 31, 2005, the Company issued the final 450,000 shares to the vendor thereby increasing its interest in the properties to 100%.

During the year ended August 31, 2006, the Company decided not to renew the cells making up the Goeland-Waswanipi claim blocks. Accordingly, the cost of these properties has been written off.

(e)

Pump Lake Project, Quebec

On February 20, 2007, the Company announced that it had entered into an option agreement to acquire a 100% interest in 146 mining claims covering 8,500 hectares located 200 kilometres southeast of Val-d'Or, Quebec. The project has been named Pump Lake. Under the terms of the option agreement, the Company can earn a 100% interest in the claims over a three-year period by paying a total of $100,000 and issuing a total of 500,000 common shares to the vendor, and incurring $500,000 of exploration expenses. The vendor retains a 2% net smelter royalty.

(f)

Vassan Township, Quebec

During the year ended August 31, 2005, the Company purchased a block of 19 contiguous mineral claims covering 301 hectares in Vassan Township, Quebec for $1,000 cash and acquired 6 additional claims by designation. During the year ended August 31, 2006, the Company acquired a further 5 claims by designation.

On September 29, 2006, the Company entered into an option agreement with Alexandria Minerals Corporation. Under the terms of the agreement, Alexandria may acquire a 70% interest in the Vassan Property by issuing 100,000 shares to the Company and incurring $65,000 of exploration expenditures on the property over one year.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management) February 28, 2007

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs

	Period Ended February 28,	Year Ended August 31,
	2007	2006
Blondeau and Guillet Townships, Quebec Acquisition costs, opening	$226,156	$264,030
Option payments – 50,000 shares at $0.40	-	20,000
Option payments received	-	(62,500)
Filing fees and staking	1,128	4,626
Acquisition costs, closing	227,284	226,156
Exploration costs, opening	252,055	246,792
Trenching, sampling and linecutting	-	2,426
Geological	23	2,837
Exploration costs, closing	252,078	252,055
	479,362	478,211
Boyvinet Township, Quebec Acquisition costs, opening	12,670	12,266
Filing fees and staking	220	404
Acquisition costs, closing	12,890	12,670
Exploration costs, opening	95,821	84,529
Geological	575	11,292
Exploration costs, closing	96,396	95,821
	109,286	108,491
Le Tac Township, Quebec Acquisition costs, opening	9,481	8,533
Filing fees and staking	676	948
Acquisition costs, closing	10,157	9,481
Exploration costs, opening	510,476	469,357
Geological	773	41,119
Exploration costs, closing	511,249	510,476
	521,406	519,957

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management) February 28, 2007

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs

	Period Ended February 28,	Year Ended August 31,
	2007	2006
Camflo West and Malartic Hygrade Properties, Malartic and Fourniere Townships, Quebec
Acquisition costs, opening	$203,139	$112,681
Option payments – 200,000 shares at $0.37	74,000	-
Option payments – 150,000 shares at $0.24	-	36,000
Option payments – 200,000 shares at $0.25	-	50,000
Filing fees and staking	12,452	4,458
Acquisition costs, closing	289,591	203,139
Exploration costs, opening	818,018	141,820
Trenching, sampling and linecutting	-	88,274
Engineering and geological reports	-	16,203
Geological	2,412	245,416
Drilling	976	210,360
Geophysical	5,400	69,054
Geochemical	-	46,891
Exploration costs, closing	826,806	818,018
	1,116,397	1,021,157
Marban, First Canadian, Norlartic and Gold Hawk Properties, Marlartic Township, Quebec
Acquisition costs, opening	463,370	15,126
Option payments – cash	-	220,000
Option payments – 500,000 shares at $0.31	-	155,000
Option payments – 200,000 shares at $0.28	-	56,000
Filing fees and staking	6,571	17,244
Acquisition costs, closing	469,941	463,370
Exploration costs, opening	616,028	-
Trenching, sampling and linecutting	4,413	-
Engineering and geological reports	6,960	18,055
Geological	519,547	245,951
Drilling	434,988	324,524
Geophysical	18,399	-
Geochemical	-	27,498
Exploration costs, closing	1,600,335	616,028
	1,079,398	1,079,398

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

5.

MINERAL PROPERTIES, continued

(g)

Mineral Property Acquisition and Deferred Exploration Costs, continued

	Period Ended February 28, 2007	Year Ended August 31, 2006
Montviel Township, Quebec Acquisition costs, opening Filing fees and staking	$ 459,681 1,816	$ 458,293 1,388
Acquisition costs, closing	461,497	459,681
Exploration costs, opening Trenching, sampling and linecutting Engineering and geological reports Geological Geophysical Geochemical	329,098 - - - - -	163,444 24,613 2,500 108,262 20,970 9,309
Exploration costs, closing	329,098	329,098
	790,595	788,779
Pump Lake, Quebec Acquisition costs, opening Filing fees and staking	- 11,331	- -
	11,331	-
Vassan Township, Quebec Acquisition costs, opening Option payments received Filing fees and staking	7,750 (23,000) 1,366	6,071 - 1,679
Acquisition costs, closing	(13,884)	7,750
Exploration costs, opening Geological Drilling Geophysical	7,559 2,219 - -	7,193 199 26 141
Exploration costs, closing	9,778	7,559
	(4,106)	15,309
Government grants	(270,381)	(270,381)
	$4,824,165	$3,740,921

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

5.

MINERAL PROPERTIES, continued

(h)

Government Grants

The Company applies for refundable tax credits and mining duties in respect of qualifying mining exploration expenses incurred. The amount of $169,585 was accrued as at August 31, 2006.

6.

SHARE CAPITAL

(a)

Authorized Share Capital

Unlimited number of common shares, without par value

Unlimited number of preferred shares

(b)

Common Shares Issued and Fully Paid

	Six Months Ended February 28, 2007		Year Ended August 31, 2006
	Shares	Dollars	Shares	Dollars
Balance, Opening	32,885,123	$ 13,922,778	15,897,123	$ 11,018,603

For mineral properties at $0.40	-	-	50,000	20,000
For mineral properties at $0.24	-	-	150,000	36,000
For cash at $0.25, net of commissions	-	-	2,248,000	505,800
Warrants valuation	-	-	-	(13,151)
Offering costs	-	-	-	(84,645)
For cash at $0.25	-	-	800,000	200,000
For mineral properties at $0.31	-	-	500,000	155,000
For mineral properties at $0.28	-	-	200,000	56,000
For cash at $0.25, net of commissions	-	-	12,140,000	2,887,200
Warrants valuation	-	-	-	(967,409)
Offering costs	-	-	-	(183,281)
For mineral properties at $0.25	-	-	200,000	50,000
For cash at $0.25, net of commissions	1,000,000	229,900	-	-
Warrants valuation	-	(43,554)	-	-
For mineral properties at $0.37	200,000	74,000	-	-
Options exercised	170,000	51,200	-	-
Options valuation – exercised	-	28,583	-	-
Warrants exercised	773,100	267,555	700,000	210,000
Warrants valuation – exercised	-	122,934	-	32,661
Balance, Closing	35,028,223	$ 14,653,396	32,885,123	$ 13,922,778

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

6.

SHARE CAPITAL, continued

(c)

Changes in Issued Common Shares

2005 Prospectus Financing at $0.25

On December 30, 2005, the Company closed a prospectus financing in the Province of Quebec, with a total of 562 units sold, consisting of 1,798,400 flow-through common shares and 449,600 ordinary common shares, for gross proceeds of $562,000. The Company paid cash commissions of $56,200 and issued an aggregate of 224,800 broker's warrants to the agents. Each broker's warrant is exercisable into one common share at a price of $0.25 for a period of 24 months. The Company incurred legal and accounting costs of $95,446 in connection with the preparation and filing of the prospectus. Pursuant to the terms of the prospectus, the Company must incur qualifying exploration expenditures of $449,600 by December 31, 2006.

Flow-Through Private Placement at $0.25

On December 30, 2005, the Company closed a non-brokered private placement of 800,000 flow-through common shares at a price of $0.25 per share, for gross proceeds of $200,000. Pursuant to the terms of the private placement, the Company must incur qualifying exploration expenditures of $200,000 by December 31, 2006.

Private Placement at $0.25

On April 20, 2006, the Company completed a partially-brokered private placement of 12 million units for gross proceeds of $3 million. Each unit was comprised of one common share and one half of one common share purchase warrant. Each whole warrant will entitle the holder to purchase one additional common share of the Company at a price of $0.35 per share for a period of up to twelve months from the closing of the offering. The Agent was paid a 7% cash commission and a corporate finance fee of 140,000 units, being comprised of one share and one share purchase warrant exercisable at a price of $0.35 per share for a period of twelve months from closing. The Agent was also granted non-transferable Agent's warrants entitling it to purchase 840,000 common shares at a price of $0.30 for a period of twelve months from closing.

Flow-Through Private Placement at $0.25

On December 31, 2006, the Company closed a non-brokered private placement of 1,000,000 flow-through units at a price of $0.25 per unit for gross proceeds of $250,000. Each unit consisted of one flow-through common share and one-half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to acquire one ordinary common share at a price of $0.35 for a period of twelve months after closing.

Shares Issued for Mineral Properties

On September 21, 2005, the Company issued 50,000 common shares in connection with its acquisition of claims in Blondeau and Guillet Townships, Quebec (Note 5(a)).

On December 19, 2005, the Company issued 150,000 common shares in connection with the acquisition of claims located in Malartic Township, Quebec (Note 5(b)).

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

6.

SHARE CAPITAL, continued

(c)

Changes in Issued Common Shares, continued

Shares Issued for Mineral Properties, continued

On February 20, 2006, the Company issued 500,000 common shares in connection with the acquisition of the Marban claims located near Val-d'Or, Quebec (Note 5(b)).

On March 21, 2006, the Company issued 200,000 common shares in connection with the acquisition of the Gold Hawk claims located near Malartic, Quebec (Note 5(b)).

On May 1, 2006, the Company issued 200,000 common shares in connection with the acquisition of claims located in Malartic Township, Quebec (Note 5(b)).

On February 12, 2007, the Company issued 200,000 common shares in connection with the acquisition of claims located in Malartic Township, Quebec (Note 5(b)).

(d)

Escrow Shares

Included in issued share capital are 17,307 common shares held in escrow subject to the consent of regulatory authorities for transfers within escrow. The release of these shares from escrow is governed by a formula set by the TSX Venture Exchange.

(e)

Preferred Shares

As at February 28, 2007, no preferred shares had been issued by the Company.

7.

DIRECTOR AND EMPLOYEE OPTIONS

(a)

Incentive Share Option Plan

The Company has an incentive share option plan whereby it may grant common share purchase options to its directors, officers, employees and consultants. The exercise price of each option is equal to the market price on the date of the grant. The share purchase options are for a maximum term of five years and, unless otherwise noted, vest when granted.

(b)

Changes in Outstanding Options

On December 12, 2006, the Company granted 430,000 incentive stock options to employees and consultants, exercisable at a price of $0.28 per share for a period of five years, subject to regulatory approval.

On January 17, 2007, the Company granted 175,000 incentive stock options to directors and consultants, exercisable at a price of $0.35 per share for a period of five years, subject to regulatory approval.

On February 6, 2007, the Company granted 100,000 incentive stock options to a director, exercisable at a price of $0.47 per share for a period of five years, subject to regulatory approval.

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

7. DIRECTOR AND EMPLOYEE OPTIONS, continued

(b)

Changes in Outstanding Options, continued

On February 19, 2007, the Company granted 250,000 incentive stock options to an employee, exercisable at a price of $0.38 per share for a period of five years, subject to regulatory approval.

The following table summarizes changes in outstanding director and employee options:

	Number of shares	Weighted average exercise price
Balance, August 31, 2005	1,825,000	$0.30
Cancelled	(800,000)	0.30
Granted	805,000	0.30
Balance, August 31, 2006	1,830,000	0.30
Granted	955,000	0.34
Exercised	(170,000)	0.30
Balance, February 28, 2007	2,615,000	$0.31

(c)

Options Outstanding at End of Period

The following director and employee options were outstanding at the end of the period:

	Number outstanding	Number exercisable	Estimated Value
Exercisable at $0.30 until October 31, 2008	300,000	300,000	$ -
Exercisable at $0.30 until December 7, 2009	100,000	100,000	-
Exercisable at $0.30 until February 21, 2010	400,000	400,000	64,024
Exercisable at $0.30 until April 25, 2010	125,000	125,000	19,894
Exercisable at $0.30 until February 16, 2011	300,000	300,000	49,545
Exercisable at $0.30 until March 14, 2011	275,000	275,000	54,770
Exercisable at $0.31 until May 19, 2011	160,000	160,000	34,929
Exercisable at $0.28 until December 12, 2011	430,000	430,000	74,840
Exercisable at $0.35 until January 17, 2012	175,000	175,000	45,717
Exercisable at $0.47 until February 6, 2012	100,000	100,000	31,003
Exercisable at $0.38 until February 19, 2012	250,000	250,000	71,888
Balance, February 28, 2007	2,615,000	2,615,000	$ 446,610

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

7.

DIRECTOR AND EMPLOYEE OPTIONS, continued

(d)

Share-Based Compensation

Share-based compensation charges associated with the granting of options to directors and employees have been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	2006
Expected share price volatility	94.0%	91.6%
Expected risk-free interest rate	4.2%	4.0%
Expected dividend yield	0.0%	0.0%
Expected life of options, in years	5.0	5.0

8.

SHARE PURCHASE WARRANTS

(a)

Changes in Outstanding Warrants

The following table summarizes changes in outstanding common share purchase warrants:

	Number of shares	Weighted average exercise price
Balance, August 31, 2005	4,636,227	$ 0.43
Exercised	(700,000)	0.30
Expired	(3,660,177)	0.46
Issued with prospectus	224,800	0.25
Issued with private placement	6,980,000	0.34
Balance, August 31, 2006	7,480,850	0.34
Exercised	(773,100)	0.35
Expired	(276,050)	0.40
Issued with private placement	500,000	0.35
Balance, February 28, 2007	6,931,700	$ 0.34

(b)

Common Share Purchase Warrants Outstanding

The following common share purchase warrants were outstanding at the end of the period:

	Number of shares	Estimated Value
Exercisable at $0.25 until December 30, 2007	224,800	$ 13,151
Exercisable at $0.30 until April 20, 2007	779,400	137,280
Exercisable at $0.35 until April 20, 2007	5,427,500	855,149
Exercisable at $0.35 until December 31, 2007	500,000	43,554
Balance, February 28, 2007	6,931,700	$1,049,134

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

8.

SHARE PURCHASE WARRANTS, continued

(c)

Valuation of Common Share Purchase Warrants

The estimated value of common share purchase warrants has been determined using the Black-Scholes option pricing model with the following weighted-average assumptions:

	2007	2006
Expected share price volatility	92.8%	97.5%
Expected risk-free interest rate	4.2%	4.2%
Expected dividend yield	0.0%	0.0%
Expected life of warrants, in years	1.0	1.0

9.

CONTRIBUTED SURPLUS

	Period ended February 28, 2007	Year Ended August 31, 2006
Balance, Opening	$ 447,961	$ 203,782
Share purchase options awarded	223,448	151,866
Share purchase options exercised	(28,583)	-
Expired share purchase warrants	25,443	92,313
Balance, Closing	$ 668,269	$ 447,961

10.  RELATED PARTY TRANSACTIONS

	2007	2006
a) Transactions During the Period
Consulting fees paid or payable to a director and officer of the Company	$ 30,000	$ 22,500
Consulting fees paid or payable to a company controlled by a director and officer of the Company	$ 6,000	$ -
Management fees paid or payable to a company controlled by a director and officer of the Company	$ 51,000	$ 21,000
Office rent paid to a company controlled by a director of the company	$ 3,000	$ 1,500

b) Balances at Period-End
Amount included in prepaid expenses and deposits owed to the Company by a director of the Company	$ 2,526	$ 3,501

NIOGOLD MINING CORP.

Notes to the Financial Statements

(Unaudited -- Prepared by Management)

February 28, 2007

11.

SUPPLEMENTARY DISCLOSURE OF NON-CASH TRANSACTIONS

	2007	2006
During the period the following non-cash transactions took place:
Shares issued for the acquisition of mineral properties	$ 74,000	$ 20,000
Shares received pursuant to mineral property option agreements	$ 23,000	$ -

12.

SUBSEQUENT EVENTS

(a)

Options Granted

On March 12, 2007, the Company granted 450,000 incentive stock options to consultants, exercisable at a price of $0.41 per share for a period of five years, subject to regulatory approval.

(b)

Non-Brokered Private Placement

On April 17, 2007, the Company closed a non-brokered private placement consisting of 2,285,714 units at a price of $0.35 for gross proceeds on $800,000. Each unit was priced at $0.35 and consisted of one common share and one-half of one transferable common share purchase warrant. Each full warrant entitles the holder to purchase one additional common share of the Company at a price of $0.70 for a period of eighteen months from closing.

(c)

Brokered Private Placement

On April 25, 2007, the Company closed a brokered private placement of 6,667,000 flow-through units and 10,856,000 ordinary units. Each flow-through unit was priced at $0.45 and consisted of one flow-through common share and one-half of one transferable common share purchase warrant. Each ordinary unit was priced at $0.35 and consisted of one ordinary common share and one-half of one transferable common share purchase warrant. Each full warrant attached to the flow-through and ordinary units entitles the holder to purchase one additional ordinary common share of the Company at a price of $0.70 for a period of eighteen months from closing.

The Agents received a commission equal to 7% of the gross proceeds of the brokered offering, paid in a combination of $124,572 cash and 1,004,030 ordinary units at a deemed price of $0.35 per unit. The agents were further granted 1,752,300 compensation options each entitling the holder to purchase a common share at $0.45 for a period of eighteen months from closing.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NioGold Mining Corp.

Registrant

Dated: July 30, 2007	Signed: Michael Iverson
Michael Iverson, President and CEO

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